INTERIM REPORT

For the nine months ended
September 30, 2014

CONSOLIDATED BALANCE SHEETS
as at September 30, 2014 and December 31, 2013
(unaudited - US$ millions)

	Notes	September 30, 2014	December 31, 2013
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $99.0; December 31, 2013 – $124.4)	5, 19	1,443.2	1,296.7
Insurance contract receivables		2,251.6	2,017.0
		3,694.8	3,313.7

Portfolio investments
Subsidiary cash and short term investments	5, 19	5,871.5	7,445.7
Bonds (cost $9,908.5; December 31, 2013 – $9,190.0)	5	11,156.3	9,550.5
Preferred stocks (cost $527.4; December 31, 2013 – $565.1)	5	450.9	541.8
Common stocks (cost $4,427.2; December 31, 2013 – $3,305.5)	5	5,146.4	3,835.7
Investments in associates (fair value $2,170.4; December 31, 2013 – $1,815.0)	5, 6	1,814.1	1,432.5
Derivatives and other invested assets (cost $753.3; December 31, 2013 – $667.8)	5, 7	473.1	224.2
Assets pledged for short sale and derivative obligations (cost $551.1; December 31, 2013 – $829.3)	5, 7	634.0	802.9
		25,546.3	23,833.3

Deferred premium acquisition costs		500.5	462.4
Recoverable from reinsurers (including recoverables on paid losses – $394.9; December 31, 2013 – $353.3)	9	4,384.0	4,974.7
Deferred income taxes		460.0	1,015.0
Goodwill and intangible assets		1,468.3	1,311.8
Other assets		1,207.2	1,047.9
		37,261.1	35,958.8

Liabilities
Subsidiary indebtedness	10	52.1	25.8
Accounts payable and accrued liabilities		2,322.1	1,800.4
Income taxes payable		63.4	80.1
Short sale and derivative obligations (including at the holding company – $4.3; December 31, 2013 – $55.1)	5, 7	50.2	268.4
Funds withheld payable to reinsurers		457.3	461.2
		2,945.1	2,635.9

Insurance contract liabilities	8	21,164.8	21,893.7
Long term debt	10	3,267.3	2,968.7
		24,432.1	24,862.4

Equity	11
Common shareholders’ equity		8,553.9	7,186.7
Preferred stock		1,166.3	1,166.4
Shareholders’ equity attributable to shareholders of Fairfax		9,720.2	8,353.1
Non-controlling interests		163.7	107.4
Total equity		9,883.9	8,460.5
		37,261.1	35,958.8

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2014 and 2013
(unaudited - US$ millions except per share amounts)

		Third quarter		First nine months
	Notes	2014	2013	2014	2013
Revenue
Gross premiums written	17	1,844.4	1,954.1	5,681.3	5,551.5
Net premiums written	17	1,523.8	1,569.7	4,781.6	4,605.5

Gross premiums earned		1,949.7	1,949.0	5,490.8	5,437.3
Premiums ceded to reinsurers		(308.4)	(354.2)	(879.6)	(934.2)
Net premiums earned	17	1,641.3	1,594.8	4,611.2	4,503.1
Interest and dividends		73.8	61.2	284.4	272.8
Share of profit of associates		46.6	20.2	90.0	66.3
Net gains (losses) on investments	5	493.7	(828.6)	1,908.8	(1,234.9)
Other revenue		398.8	273.2	1,049.8	653.9
		2,654.2	1,120.8	7,944.2	4,261.2
Expenses
Losses on claims, gross	8	1,117.9	1,239.5	3,337.2	3,568.7
Losses on claims ceded to reinsurers		(87.9)	(213.8)	(466.8)	(729.0)
Losses on claims, net	18	1,030.0	1,025.7	2,870.4	2,839.7
Operating expenses	18	328.1	314.4	929.9	886.1
Commissions, net	9	235.9	246.0	715.4	721.0
Interest expense		52.5	53.4	153.3	159.9
Other expenses	18	391.8	261.9	1,016.8	630.2
		2,038.3	1,901.4	5,685.8	5,236.9
Earnings (loss) before income taxes		615.9	(780.6)	2,258.4	(975.7)
Provision for (recovery of) income taxes	13	140.9	(211.5)	632.0	(413.0)
Net earnings (loss)		475.0	(569.1)	1,626.4	(562.7)

Attributable to:
Shareholders of Fairfax		461.2	(571.7)	1,609.5	(567.9)
Non-controlling interests		13.8	2.6	16.9	5.2
		475.0	(569.1)	1,626.4	(562.7)

Net earnings (loss) per share	12	$21.10	$(29.02)	$73.92	$(30.34)
Net earnings (loss) per diluted share	12	$20.68	$(29.02)	$72.53	$(30.34)
Cash dividends paid per share		$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	12	21,186	20,231	21,188	20,236

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2014 and 2013
(unaudited – US$ millions)

		Third quarter		First nine months
	Notes	2014	2013	2014	2013

Net earnings (loss)		475.0	(569.1)	1,626.4	(562.7)

Other comprehensive income (loss), net of income taxes	11

Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation gains (losses) on foreign operations		(131.7)	61.9	(85.3)	(113.9)
Change in gains (losses) on hedge of net investment in Canadian subsidiaries		67.1	(38.0)	70.7	48.6
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans		(34.4)	2.1	(34.1)	(17.4)
		(99.0)	26.0	(48.7)	(82.7)
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates		2.8	2.4	66.7	5.0
Change in gains (losses) on defined benefit plans		—	—	(1.3)	0.9
		2.8	2.4	65.4	5.9

Other comprehensive income (loss), net of income taxes		(96.2)	28.4	16.7	(76.8)
Comprehensive income (loss)		378.8	(540.7)	1,643.1	(639.5)

Attributable to:
Shareholders of Fairfax		368.2	(540.7)	1,628.5	(638.1)
Non-controlling interests		10.6	—	14.6	(1.4)
		378.8	(540.7)	1,643.1	(639.5)

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the nine months ended September 30, 2014 and 2013
(unaudited - US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares (at cost)	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2014	3,642.8	3.8	(140.0)	50.5	3,551.2	78.4	7,186.7	1,166.4	8,353.1	107.4	8,460.5
Net earnings for the period	—	—	—	—	1,609.5	—	1,609.5	—	1,609.5	16.9	1,626.4
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	—	—	—	—	—	(83.3)	(83.3)	—	(83.3)	(2.0)	(85.3)
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	70.7	70.7	—	70.7	—	70.7
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	—	—	—	—	—	(34.1)	(34.1)	—	(34.1)	—	(34.1)
Share of gains (losses) on defined benefit plans of associates	—	—	—	—	—	66.7	66.7	—	66.7	—	66.7
Change in gains (losses) on defined benefit plans	—	—	—	—	—	(1.0)	(1.0)	—	(1.0)	(0.3)	(1.3)
Issuance of shares	—	—	8.7	(10.6)	—	—	(1.9)	—	(1.9)	—	(1.9)
Purchases and amortization	—	—	(20.9)	19.6	—	—	(1.3)	(0.1)	(1.4)	—	(1.4)
Common share dividends	—	—	—	—	(215.7)	—	(215.7)	—	(215.7)	(6.6)	(222.3)
Preferred share dividends	—	—	—	—	(43.3)	—	(43.3)	—	(43.3)	—	(43.3)
Net changes in capitalization and other	—	—	—	3.2	(2.3)	—	0.9	—	0.9	48.3	49.2
Balance as of September 30, 2014	3,642.8	3.8	(152.2)	62.7	4,899.4	97.4	8,553.9	1,166.3	9,720.2	163.7	9,883.9

Balance as of January 1, 2013	3,243.3	3.8	(121.1)	26.8	4,389.8	112.1	7,654.7	1,166.4	8,821.1	73.4	8,894.5
Net earnings for the period	—	—	—	—	(567.9)	—	(567.9)	—	(567.9)	5.2	(562.7)
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	—	—	—	—	—	(107.1)	(107.1)	—	(107.1)	(6.8)	(113.9)
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	48.6	48.6	—	48.6	—	48.6
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	—	—	—	—	—	(17.4)	(17.4)	—	(17.4)	—	(17.4)
Share of gains (losses) on defined benefit plans of associates	—	—	—	—	—	5.0	5.0	—	5.0	—	5.0
Change in gains (losses) on defined benefit plans	—	—	—	—	—	0.7	0.7	—	0.7	0.2	0.9
Issuance of shares	—	—	5.7	(7.0)	—	—	(1.3)	—	(1.3)	—	(1.3)
Purchases and amortization	—	—	(11.7)	15.8	—	—	4.1	—	4.1	—	4.1
Common share dividends	—	—	—	—	(205.5)	—	(205.5)	—	(205.5)	(6.4)	(211.9)
Preferred share dividends	—	—	—	—	(46.0)	—	(46.0)	—	(46.0)	—	(46.0)
Net changes in capitalization	—	—	—	—	1.1	—	1.1	—	1.1	45.8	46.9
Balance as of September 30, 2013	3,243.3	3.8	(127.1)	35.6	3,571.5	41.9	6,769.0	1,166.4	7,935.4	111.4	8,046.8

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine months ended September 30, 2014 and 2013
(unaudited - US$ millions)

		Third quarter		First nine months
	Notes	2014	2013	2014	2013
Operating activities
Net earnings (loss)		475.0	(569.1)	1,626.4	(562.7)
Depreciation, amortization and impairment charges		23.3	48.9	68.9	84.3
Net bond discount amortization		(4.2)	(8.1)	(20.2)	(28.3)
Amortization of share-based payment awards		6.9	5.6	19.6	15.8
Share of profit of associates		(46.6)	(20.2)	(90.0)	(66.3)
Deferred income taxes	13	130.5	(188.5)	514.3	(381.6)
Net (gains) losses on investments	5	(493.7)	828.6	(1,908.8)	1,234.9
Loss on repurchase of long term debt	10	—	—	0.1	3.4
Net (purchases) sales of securities classified as at FVTPL	19	(592.1)	476.3	(536.8)	914.4
Changes in operating assets and liabilities		342.9	(130.7)	235.5	(514.6)
Cash provided by (used in) operating activities		(158.0)	442.8	(91.0)	699.3

Investing activities
Sales of investments in associates and joint ventures	6	17.4	70.1	208.0	350.1
Purchases of investments in associates and joint ventures	6	(41.3)	(42.0)	(387.0)	(251.9)
Net purchases of premises and equipment and intangible assets		(15.7)	(12.5)	(43.1)	(36.2)
Net purchases of subsidiaries, net of cash acquired	15	(18.7)	(29.1)	(109.8)	(75.3)
Decrease in restricted cash in support of acquisitions		49.9	—	—	—
Cash provided by (used in) investing activities		(8.4)	(13.5)	(331.9)	(13.3)

Financing activities
Subsidiary indebtedness:	10
Issuances		15.6	18.3	86.2	34.8
Repayment		(17.4)	(5.1)	(54.7)	(45.6)
Long term debt:	10
Issuances		297.1	—	297.1	279.7
Issuance costs		(2.9)	—	(2.9)	(1.6)
Repayment		(3.3)	(1.0)	(12.7)	(53.9)
Preferred shares:	11
Repurchases		(0.1)	—	(0.1)	—
Purchase of subordinate voting shares for treasury		(0.7)	(0.5)	(20.9)	(11.7)
Subsidiary common shares:
Issuances to non-controlling interests		—	—	—	34.0
Issuance costs		—	—	—	(1.1)
Common share dividends		—	—	(215.7)	(205.5)
Preferred share dividends		(14.2)	(15.4)	(43.3)	(46.0)
Dividends paid to non-controlling interests		—	(0.4)	(6.6)	(6.4)
Cash provided by (used in) financing activities		274.1	(4.1)	26.4	(23.3)
Increase (decrease) in cash, cash equivalents and bank overdrafts		107.7	425.2	(396.5)	662.7
Cash, cash equivalents and bank overdrafts – beginning of period		3,265.8	2,937.3	3,758.2	2,815.3
Foreign currency translation		(108.5)	34.4	(96.7)	(81.1)
Cash, cash equivalents and bank overdrafts – end of period	19	3,265.0	3,396.9	3,265.0	3,396.9

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three and nine months ended September 30, 2014 and 2013
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a financial services holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.	Basis of Presentation

These interim consolidated financial statements of the company for the three and nine months ended September 30, 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB. The interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and as at fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.

These interim consolidated financial statements were approved for issue by the company’s Board of Directors on October 30, 2014.

3.	Summary of Significant Accounting Policies

The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2013, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
New accounting pronouncements adopted in 2014
IFRIC 21 Levies ("IFRIC 21")
IFRIC 21 provides guidance on when to recognize a liability for a levy imposed by a government. Retrospective adoption of the interpretation on January 1, 2014 did not have a significant impact on the consolidated financial statements.
IAS 32 Financial Instruments: Presentation ("IAS 32")
The IASB amended IAS 32 to clarify the meaning of when an entity has a current legally enforceable right to offset a financial asset and a financial liability in its consolidated balance sheet. Retrospective adoption of the amendment on January 1, 2014 did not have a significant impact on the consolidated financial statements.
New accounting pronouncements issued but not yet effective
IFRS 9 Financial Instruments ("IFRS 9")
In July 2014 the IASB published the complete version of IFRS 9 which supersedes the 2010 version of IFRS 9 currently applied by the company. This complete version is effective for annual periods beginning on or after January 1, 2018, with retrospective application, and includes: requirements on the classification and measurement of financial assets and liabilities; an expected credit loss model that replaces the existing incurred loss impairment model; and new hedge accounting guidance. The company is currently evaluating the impact of the complete version of IFRS 9 on its consolidated financial statements.
IFRS 15 Revenue from Contracts with Customers ("IFRS 15")
In May 2014 the IASB published IFRS 15 which introduces a single model for recognizing revenue from contracts with customers. IFRS 15 excludes insurance contracts from its scope and is primarily applicable to the company’s non-insurance entities. The standard is effective for annual periods beginning on or after January 1, 2017, with retrospective application. The company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

4.	Critical Accounting Estimates and Judgments

In the preparation of the company's interim consolidated financial statements, management has made a number of estimates and judgments which are consistent with those as described in the company's annual consolidated financial statements for the year ended December 31, 2013. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

5.	Cash and Investments

Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified as at FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	September 30, 2014	December 31, 2013
Holding company:
Cash and cash equivalents (note 19)	112.9	214.4
Short term investments	441.1	185.9
Short term investments pledged for short sale and derivative obligations	83.4	107.8
Bonds	387.0	240.4
Bonds pledged for short sale and derivative obligations	15.6	16.6
Preferred stocks	190.9	223.0
Common stocks	86.6	264.9
Derivatives (note 7)	125.7	43.7
	1,443.2	1,296.7
Short sale and derivative obligations (note 7)	(4.3)	(55.1)
	1,438.9	1,241.6

Portfolio investments:
Cash and cash equivalents (note 19)	3,524.3	3,878.4
Short term investments	2,347.2	3,567.3
Bonds	11,156.3	9,550.5
Preferred stocks	450.9	541.8
Common stocks	5,146.4	3,835.7
Investments in associates (note 6)	1,814.1	1,432.5
Derivatives (note 7)	458.6	193.1
Other invested assets	14.5	31.1
	24,912.3	23,030.4

Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 19)	1.7	11.8
Short term investments	17.2	45.8
Bonds	615.1	745.3
	634.0	802.9
	25,546.3	23,833.3
Short sale and derivative obligations (note 7)	(45.9)	(213.3)
	25,500.4	23,620.0
Common stocks included investments in limited partnerships with a carrying value of $1,006.0 at September 30, 2014 (December 31, 2013 - $816.4).

Fixed Income Maturity Profile
Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At September 30, 2014 bonds containing call and put features represented approximately $6,691.3 and $55.7 respectively (December 31, 2013 - $5,990.1 and $60.3 respectively) of the total fair value of bonds in the table below.

	September 30, 2014		December 31, 2013
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	716.3	732.0	962.7	998.2
Due after 1 year through 5 years	4,914.2	5,806.0	4,565.7	5,081.4
Due after 5 years through 10 years	336.6	344.6	518.2	527.3
Due after 10 years	4,888.2	5,291.4	4,203.1	3,945.9
	10,855.3	12,174.0	10,249.7	10,552.8

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	September 30, 2014				December 31, 2013
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	3,638.9	3,638.9	—	—	4,104.6	4,104.6	—	—

Short term investments:
Canadian provincials	140.0	140.0	—	—	405.0	405.0	—	—
U.S. treasury	2,410.8	2,410.8	—	—	3,147.6	3,147.6	—	—
Other government	276.9	276.9	—	—	281.6	281.6	—	—
Corporate and other	61.2	—	61.2	—	72.6	—	72.6	—
	2,888.9	2,827.7	61.2	—	3,906.8	3,834.2	72.6	—
Bonds:
Canadian government	16.5	—	16.5	—	18.3	—	18.3	—
Canadian provincials	179.7	—	179.7	—	164.7	—	164.7	—
U.S. treasury	1,964.8	—	1,964.8	—	1,669.6	—	1,669.6	—
U.S. states and municipalities	6,867.7	—	6,867.7	—	6,227.7	—	6,227.7	—
Other government	1,585.3	—	1,585.3	—	1,067.3	—	1,067.3	—
Corporate and other	1,560.0	—	772.6	787.4	1,405.2	—	967.6	437.6
	12,174.0	—	11,386.6	787.4	10,552.8	—	10,115.2	437.6
Preferred stocks:
Canadian	176.6	—	19.9	156.7	242.3	—	78.9	163.4
U.S.	436.0	—	435.2	0.8	490.7	—	471.1	19.6
Other	29.2	—	29.2	—	31.8	—	31.8	—
	641.8	—	484.3	157.5	764.8	—	581.8	183.0
Common stocks:
Canadian	869.0	736.6	108.2	24.2	678.1	643.7	7.2	27.2
U.S.	940.5	499.0	29.6	411.9	814.6	402.1	28.2	384.3
Other	3,423.5	2,256.4	550.9	616.2	2,607.9	1,672.2	370.6	565.1
	5,233.0	3,492.0	688.7	1,052.3	4,100.6	2,718.0	406.0	976.6

Derivatives and other invested assets(1)	592.1	—	445.2	146.9	244.8	1.7	96.6	146.5

Short sale and derivative obligations	(50.2)	—	(50.2)	—	(268.4)	—	(268.4)	—

Holding company cash and investments and portfolio investments measured at fair value	25,118.5	9,958.6	13,015.8	2,144.1	23,406.0	10,658.5	11,003.8	1,743.7

	100.0%	39.7%	51.8%	8.5%	100.0%	45.5%	47.0%	7.5%

Investments in associates (note 6)(2)	2,170.4	1,096.3	36.7	1,037.4	1,815.0	806.5	35.2	973.3

(1)	Excluded from these totals are certain real estate investments at September 30, 2014 of $6.7 (December 31, 2013 - $23.1) which are carried at cost less any accumulated amortization and impairment.

(2)	The carrying value of investments in associates is determined under the equity method of accounting and the related fair value is presented separately in the table above.

There were no changes to the valuation techniques used compared to those described in the Summary of Significant Accounting Policies in the company's annual consolidated financial statements for the year ended December 31, 2013.
Transfers between fair value hierarchy levels are considered effective from the beginning of the reporting period in which the transfer is identified. During the three and nine months ended September 30, 2014 and 2013 there were no significant transfers of financial instruments between Level 1 and Level 2 and there were no transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.

A summary of changes in the fair values of Level 3 financial assets measured at fair value on a recurring basis for the nine months ended September 30 follows:

	2014
	Private placement debt securities	Private company preferred shares	Limited partnerships	Private equity funds	Private company common shares	CPI-linked derivatives and warrants	Total
Balance - January 1	437.6	183.0	692.7	112.2	171.7	146.5	1,743.7
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	109.7	(29.6)	38.7	14.4	(11.0)	(99.6)	22.6
Purchases	245.1	4.1	89.4	14.1	5.1	100.0	457.8
Sales	(5.0)	—	(45.1)	(29.9)	—	—	(80.0)
Balance - September 30	787.4	157.5	775.7	110.8	165.8	146.9	2,144.1

	2013
	Private placement debt securities	Private company preferred shares	Limited partnerships	Private equity funds	Private company common shares	CPI-linked derivatives	Total
Balance - January 1	119.1	90.0	314.7	122.1	175.3	115.8	937.0
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	5.2	(17.6)	20.4	18.3	(1.0)	(102.2)	(76.9)
Purchases	4.2	3.1	344.6	20.6	8.9	116.9	498.3
Sales	(40.0)	—	(16.7)	(40.3)	(0.5)	—	(97.5)
Balance - September 30	88.5	75.5	663.0	120.7	182.7	130.5	1,260.9

Reasonably possible changes in the value of unobservable inputs for any of these individual investments would not significantly change the fair value of investments classified as Level 3 in the fair value hierarchy.

Net gains (losses) on investments

	Third quarter
	2014					2013
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains(losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments
Net gains (losses) on investments:
Bonds	12.6		54.7		67.3	2.6		(165.9)	(163.3)
Preferred stocks	(0.2)		(122.1)		(122.3)	(1.2)		30.4	29.2
Common stocks	6.3		48.6		54.9	256.0		(23.6)	232.4
	18.7		(18.8)		(0.1)	257.4		(159.1)	98.3

Derivatives:
Common stock and equity index short positions	(167.0)	(1)	534.2		367.2	(632.6)	(1)	(183.8)	(816.4)
Common stock and equity index long positions	(3.0)	(1)	(16.9)		(19.9)	49.4	(1)	(36.3)	13.1
Credit default swaps	—		—		—	—		(1.1)	(1.1)
Equity warrants and call options	—		22.1		22.1	—		(0.2)	(0.2)
CPI-linked contracts	—		(14.1)		(14.1)	—		(63.7)	(63.7)
Other	(0.7)		20.6		19.9	(14.3)		(26.4)	(40.7)
	(170.7)		545.9		375.2	(597.5)		(311.5)	(909.0)

Foreign currency gains (losses) on:
Investing activities	(34.7)		(43.2)		(77.9)	(10.9)		(6.0)	(16.9)
Underwriting activities	25.3		—		25.3	20.5		—	20.5
Foreign currency contracts	6.5		122.4		128.9	(2.6)		(26.1)	(28.7)
	(2.9)		79.2		76.3	7.0		(32.1)	(25.1)

Gain on disposition of associates	0.7		41.2	(2)	41.9	—		—	—

Other	0.4		—		0.4	0.7		6.5	7.2

Net gains (losses) on investments	(153.8)		647.5		493.7	(332.4)		(496.2)	(828.6)

(1)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly or monthly basis the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(2)
During the third quarter of 2014 Thomas Cook India increased its ownership interest in Sterling Resorts to 55.1% and ceased applying the equity method of accounting, resulting in a non-cash gain of $41.2 in the consolidated statement of earnings. See note 15.

	First nine months
	2014					2013
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains(losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments
Net gains (losses) on investments:
Bonds	46.7		1,009.5		1,056.2	75.9		(903.3)	(827.4)
Preferred stocks	1.8		(61.3)		(59.5)	(1.2)		3.0	1.8
Common stocks	464.8		158.9		623.7	403.0		299.4	702.4
	513.3		1,107.1		1,620.4	477.7		(600.9)	(123.2)

Derivatives:
Common stock and equity index short positions	(340.5)	(1)	448.5		108.0	(1,453.5)	(1)	44.1	(1,409.4)
Common stock and equity index long positions	109.3	(1)	(25.1)		84.2	248.4	(1)	(11.8)	236.6
Credit default swaps	(8.5)		8.4		(0.1)	(30.3)		29.6	(0.7)
Equity warrants and call options	66.6		20.5		87.1	32.4	(4)	(16.7)	15.7
CPI-linked contracts	—		(98.7)		(98.7)	—		(112.5)	(112.5)
Other	5.5		(20.7)		(15.2)	30.1		(53.1)	(23.0)
	(167.6)		332.9		165.3	(1,172.9)		(120.4)	(1,293.3)

Foreign currency gains (losses) on:
Investing activities	(32.1)		(100.0)		(132.1)	(16.9)		62.4	45.5
Underwriting activities	36.4		—		36.4	7.3		—	7.3
Foreign currency contracts	(11.3)		152.2		140.9	(10.1)		6.9	(3.2)
	(7.0)		52.2		45.2	(19.7)		69.3	49.6

Gain on disposition of associates	37.5	(2)	41.2	(3)	78.7	130.2	(4)	—	130.2

Other	(0.9)		0.1		(0.8)	1.6		0.2	1.8

Net gains (losses) on investments	375.3		1,533.5		1,908.8	(583.1)		(651.8)	(1,234.9)

(1)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly or monthly basis the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(2)	During the second quarter of 2014 the company sold its holdings in MEGA Brands and a KWF LP and recognized net realized gains of $15.3 and $21.5 respectively.

(3)
During the third quarter of 2014 Thomas Cook India increased its ownership interest in Sterling Resorts to 55.1% and ceased applying the equity method of accounting, resulting in a non-cash gain of $41.2 in the consolidated statement of earnings. See note 15.

(4)	On April 16, 2013 the company sold its investments in Imvescor common shares and equity warrants and recognized net realized gains of $6.2 and $7.7 respectively.
On March 28, 2013 and January 18, 2013 the company sold its ownership interests in The Brick and a private company respectively and recognized net realized gains of $111.9 and $12.1 respectively.

6.	Investments in Associates
Investments in associates were comprised as follows:

	September 30, 2014		December 31, 2013
	Fair value	Carrying value	Fair value	Carrying value
Insurance and reinsurance associates(1)	694.2	435.5	641.1	390.6
Non-insurance associates(2)	1,476.2	1,378.6	1,173.9	1,041.9
	2,170.4	1,814.1	1,815.0	1,432.5

(1)
During the third quarter of 2014 the company increased its ownership interest in Thai Re from 23.8% at December 31, 2013 to 30.0% at September 30, 2014 following the participation in Thai Re's rights offering and private placement (representing an increase in the carrying value of Thai Re of $41.3 at the date of the transaction).

(2)
On April 30, 2014 Mattel, Inc. acquired MEGA Brands. The company received net cash proceeds of $101.6 for its holdings in MEGA Brands and recognized a net gain on investment of $15.3 (including amounts previously recorded in accumulated other comprehensive income).

On March 31, 2014 the company, through its subsidiaries, acquired a 40.0% interest in AFGRI Limited ("AgriCo") for cash consideration of $78.5. AgriCo is a leading South African agricultural services and foods group.
During the first quarter of 2014 the company participated in Eurobank Properties' (renamed Grivalia Properties REIC ("Grivalia Properties") on October 15, 2014) rights offering which increased its ownership from 18.3% at December 31, 2013 to 40.6% at September 30, 2014 (representing an increase in the carrying value of Grivalia Properties of $291.9 at the date of the transaction).
During the first half of 2014 Thomas Cook India acquired a 41.9% ownership interest in Sterling Holiday Resorts (India) Limited ("Sterling Resorts") for cash purchase consideration of $57.4 (3,534.6 million Indian rupees), and classified its investment as an associate. On September 3, 2014 Thomas Cook India increased its ownership interest in Sterling Resorts to 55.1% and ceased applying the equity method of accounting, resulting in a non-cash gain of $41.2 in the consolidated statement of earnings. See note 15.

7.	Short Sales and Derivatives
The following table summarizes the company’s derivative financial instruments:

	September 30, 2014				December 31, 2013
	Cost	Notional amount	Fair value		Cost	Notional amount	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	—	4,522.5	151.3	—	—	4,583.0	2.5	123.8
Equity total return swaps – short positions	—	1,919.0	126.3	19.6	—	1,744.4	15.4	84.8
Equity total return swaps – long positions	—	215.0	—	17.3	—	263.5	15.4	7.5
Equity call options	—	—	—	—	—	13.0	1.7	—
Warrants	15.6	148.6	36.7	—	15.6	150.5	15.4	—
Credit derivatives:
Credit default swaps	—	—	—	—	9.2	908.4	0.1	—
Warrants	2.7	90.0	8.2	—	2.7	90.0	0.1	—
CPI-linked derivative contracts	638.9	108,004.7	110.4	—	545.8	82,866.9	131.7	—
Foreign exchange forward contracts	—	—	130.6	5.7	—	—	15.6	42.8
Other derivative contracts	—	—	20.8	7.6	—	—	38.9	9.5
Total			584.3	50.2			236.8	268.4
Derivative contracts entered into by the company, with limited exceptions, are considered economic hedges and are not designated as hedges for financial reporting purposes.
Equity contracts
The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equity indexes and individual equities as set out in the table below. The company's equity hedges are structured to provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities. At September 30, 2014 equity hedges with a notional amount of $6,441.5 (December 31, 2013 - $6,327.4) represented 79.2% (December 31, 2013 - 98.2%) of the company's equity and equity-related holdings of $8,128.7 (December 31, 2013 - $6,442.6). The hedge ratio decreased from 98.2% at December 31, 2013 because of appreciation, and net purchases, of equity and equity-related securities while the equity hedges remained the same.
During the third quarter and first nine months of 2014 the company paid net cash of $167.0 and $340.5 respectively (2013 - paid net cash of $632.6 and $1,453.5) in connection with the reset provisions of its short equity and equity index total return swaps (excluding the impact of collateral requirements).
Refer to note 16 for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk.

	September 30, 2014				December 31, 2013
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000	37,424,319	2,477.2	661.92	1,101.68	37,424,319	2,477.2	661.92	1,163.64
S&P/TSX 60	13,044,000	206.1	641.12	864.24	13,044,000	206.1	641.12	783.75
Other equity indices	—	140.0	—	—	—	140.0	—	—
Individual equities	—	1,551.3	—	—	—	1,481.8	—	—

(1)	The aggregate notional amounts on the dates that the short positions were first initiated.
As at September 30, 2014 the company had entered into long equity total return swaps on individual equities for investment purposes with an original notional amount of $243.5 (December 31, 2013 - $267.8). During the third quarter and first nine months of 2014 the company paid net cash of $3.0 and received net cash of $109.3 respectively (2013 - received net cash of $49.4 and $248.4 respectively) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements).
At September 30, 2014 the fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations, was $733.0 (December 31, 2013 - $927.3), comprised of collateral of $733.0 (December 31, 2013 - $723.2) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and nil (December 31, 2013 - $204.1) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.

CPI-linked derivative contracts
The company has purchased derivative contracts referenced to consumer price indexes (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. The CPI-linked derivative contracts are summarized as follows:

	September 30, 2014				December 31, 2013
	Notional amount		Weighted average strike price	Index value at period end	Notional amount		Weighted average strike price	Index value at period end
Underlying CPI Index	Original currency	U.S. dollars			Original currency	U.S. dollars
United States	52,725.0	52,725.0	232.19	238.03	34,375.0	34,375.0	230.43	233.05
United Kingdom	3,300.0	5,349.8	243.82	257.60	3,300.0	5,465.7	243.82	253.40
European Union	36,775.0	46,456.0	111.24	117.43	28,475.0	39,236.9	109.85	117.28
France	2,750.0	3,473.9	124.85	125.88	2,750.0	3,789.3	124.85	125.82
		108,004.7				82,866.9

During the third quarter and first nine months of 2014 the company entered into CPI-linked derivative contracts with notional amounts of $8,000.0 and $29,854.2 respectively (2013 - $4,650.0 and $31,677.7) at a cost of $22.0 and $99.5 respectively (2013 - $15.3 and $98.0 respectively). Additional premiums of $18.9 were paid in the first quarter of 2013 to increase the strike price of certain CPI-linked derivative contracts (primarily the U.S. CPI-linked derivatives). The company’s CPI-linked derivative contracts produced unrealized losses of $14.1 and $98.7 in the third quarter and first nine months of 2014 respectively (2013 - $63.7 and $112.5 respectively).
Counterparty risk
The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. The fair value of the collateral deposited for the benefit of the company at September 30, 2014 consisted of cash of $66.1 and government securities of $251.2 (December 31, 2013 - $25.3 and $25.1 respectively). The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at September 30, 2014. The company's exposure to counterparty risk and the manner in which the company manages counterparty risk are discussed further in note 16.

8.	Insurance Contract Liabilities

	September 30, 2014			December 31, 2013
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	2,822.8	422.2	2,400.6	2,680.9	408.1	2,272.8
Provision for losses and loss adjustment expenses	18,342.0	3,566.9	14,775.1	19,212.8	4,213.3	14,999.5
Total insurance contract liabilities	21,164.8	3,989.1	17,175.7	21,893.7	4,621.4	17,272.3

Provision for losses and loss adjustment expenses
Changes in the provision for losses and loss adjustment expenses for the nine months ended September 30 were as follows:

	2014	2013
Provision for losses and loss adjustment expenses – January 1	19,212.8	19,648.8
Decrease in estimated losses and expenses for claims occurring in the prior years	(247.5)	(188.5)
Losses and expenses for claims occurring in the current year	3,584.7	3,757.2
Paid on claims occurring during:
the current year	(774.5)	(802.6)
the prior years	(3,092.6)	(3,295.9)
Acquisitions of subsidiaries	0.4	—
Foreign exchange effect and other	(341.3)	(121.1)
Provision for losses and loss adjustment expenses – September 30	18,342.0	18,997.9

9.	Reinsurance
Reinsurers’ share of insurance contract liabilities was comprised as follows:

	September 30, 2014			December 31, 2013
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	3,627.4	(60.5)	3,566.9	4,276.8	(63.5)	4,213.3
Reinsurers’ share of paid losses	557.5	(162.6)	394.9	518.6	(165.3)	353.3
Provision for unearned premiums	422.2	—	422.2	408.1	—	408.1
	4,607.1	(223.1)	4,384.0	5,203.5	(228.8)	4,974.7
On August 18, 2014 Runoff commuted a $312.7 reinsurance recoverable from Brit Group for proceeds of $310.2, comprised of cash and investments.
On March 29, 2013 TIG Insurance commuted an $85.4 reinsurance recoverable for proceeds of $118.5 (principally cash consideration of $115.8). The gain of $33.1 on the commutation was recorded in ceded losses on claims in the consolidated statement of earnings.
Included in commissions, net in the consolidated statement of earnings for the third quarter and first nine months of 2014 is commission income earned on premiums ceded to reinsurers of $83.3 and $195.6 respectively (2013 - $71.3 and $180.6 respectively).

10.	Subsidiary Indebtedness and Long Term Debt

	September 30, 2014			December 31, 2013
	Principal	Carrying value(1)	Fair value(2)	Principal	Carrying value(1)	Fair value(2)

Subsidiary indebtedness - non-insurance companies	52.1	52.1	52.1	25.8	25.8	25.8

Long term debt:
Holding company borrowings	2,717.2	2,705.1	3,002.3	2,498.3	2,491.0	2,659.1
Insurance and reinsurance companies	461.5	458.6	463.1	462.7	459.5	464.3
Non-insurance companies	103.7	103.6	104.1	18.4	18.2	18.2
Total long term debt	3,282.4	3,267.3	3,569.5	2,979.4	2,968.7	3,141.6

(1)	Principal net of unamortized issue costs and discounts (premiums).

(2)	Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).
On August 13, 2014 the company through its wholly-owned subsidiary, Fairfax (US) Inc., completed a private debt offering of $300.0 principal amount of 4.875% senior notes due August 13, 2024 at an issue price of 99.026 for net proceeds after discount, commissions and expenses of $294.2. Commissions and expenses of $2.9 were included as part of the carrying value of the debt. These senior notes are guaranteed by Fairfax.
During the second quarter of 2014 the company repurchased $7.0 principal amount of trust preferred securities due 2027 for cash consideration of $7.1 and recorded a loss on repurchase of long term debt of $0.1. The loss is reflected in other expenses in the consolidated statement of earnings.
On February 4, 2014 the company assumed $86.1 of long term debt of Keg Restaurants Limited ("The Keg") pursuant to the transaction described in note 15. The long term debt was comprised of a note payable with a principal amount of $51.4 (Cdn$57.0) bearing interest at 7.50% per annum due May 31, 2042 and term loans with a principal amount of $34.7 (Cdn$38.4) bearing interest at a floating rate due July 1, 2016.
Subsequent to September 30, 2014
Subsequent to September 30, 2014 the company commenced the redemption of $50.0 principal amount of OdysseyRe Series B unsecured senior notes due 2016 and $21.5 principal amount of American Safety trust preferred securities due 2035.

11.	Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2014	2013
Subordinate voting shares – January 1	20,451,232	19,496,641
Purchases for cancellation	(8)	(36)
Net treasury shares acquired	(14,595)	(9,844)
Subordinate voting shares – September 30	20,436,629	19,486,761
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – September 30	21,185,399	20,235,531
Repurchase of shares
During the three and nine months ended September 30, 2014 and 2013 the company did not repurchase for cancellation any subordinate voting shares under the terms of normal course issuer bids. During the nine months ended September 30, 2014 the company repurchased 8 shares (2013 - 36 shares) for cancellation from former employees.

During the three and nine months ended September 30, 2014 the company repurchased for cancellation 5,481 shares (2013 - nil) of its Series E preferred shares for a net cost of $0.1 (2013 - nil) under the terms of its normal course issuer bid.

Other comprehensive income (loss)
The amounts related to each component of consolidated other comprehensive income (loss) for the three and nine months ended September 30 were as follows:

	Third quarter
	2014			2013
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation gains (losses) on foreign operations	(125.3)	(6.4)	(131.7)	62.0	(0.1)	61.9
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	67.1	—	67.1	(38.0)	—	(38.0)
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	(44.5)	10.1	(34.4)	4.8	(2.7)	2.1
	(102.7)	3.7	(99.0)	28.8	(2.8)	26.0
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	4.1	(1.3)	2.8	3.4	(1.0)	2.4
Change in gains (losses) on defined benefit plans	—	—	—	—	—	—
	4.1	(1.3)	2.8	3.4	(1.0)	2.4

Other comprehensive income (loss)	(98.6)	2.4	(96.2)	32.2	(3.8)	28.4

	First nine months
	2014			2013
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation gains (losses) on foreign operations	(72.7)	(12.6)	(85.3)	(121.1)	7.2	(113.9)
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	70.7	—	70.7	48.6	—	48.6
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	(43.4)	9.3	(34.1)	(20.7)	3.3	(17.4)
	(45.4)	(3.3)	(48.7)	(93.2)	10.5	(82.7)
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	94.3	(27.6)	66.7	7.1	(2.1)	5.0
Change in gains (losses) on defined benefit plans	(2.2)	0.9	(1.3)	1.5	(0.6)	0.9
	92.1	(26.7)	65.4	8.6	(2.7)	5.9

Other comprehensive income (loss)	46.7	(30.0)	16.7	(84.6)	7.8	(76.8)

12.	Earnings per Share
Net earnings (loss) per common share is calculated in the following table based upon the weighted average common shares outstanding:

	Third quarter		First nine months
	2014	2013	2014	2013
Net earnings (loss) attributable to shareholders of Fairfax	461.2	(571.7)	1,609.5	(567.9)
Preferred share dividends	(14.2)	(15.4)	(43.3)	(46.0)
Net earnings (loss) attributable to common shareholders – basic and diluted	447.0	(587.1)	1,566.2	(613.9)

Weighted average common shares outstanding – basic	21,185,800	20,230,650	21,188,172	20,236,057
Share-based payment awards	424,244	—	407,094	—
Weighted average common shares outstanding – diluted	21,610,044	20,230,650	21,595,266	20,236,057

Net earnings (loss) per common share – basic	$21.10	$(29.02)	$73.92	$(30.34)
Net earnings (loss) per common share – diluted	$20.68	$(29.02)	$72.53	$(30.34)

Share-based payment awards of 325,468 and 311,042 were not included in the calculation of net loss per diluted common share in the three and nine months ended September 30, 2013 respectively as the inclusion of the awards would be anti-dilutive.

13.	Income Taxes
The company’s provision for (recovery of) income taxes for the three and nine months ended September 30 is summarized in the following table:

	Third quarter		First nine months
	2014	2013	2014	2013
Current income tax
Current year expense	42.7	(21.6)	152.2	(2.0)
Adjustments to prior years’ income taxes	(32.3)	(1.4)	(34.5)	(29.4)
	10.4	(23.0)	117.7	(31.4)
Deferred income tax
Origination and reversal of temporary differences	128.5	(241.7)	510.1	(446.7)
Adjustments to prior years' deferred income taxes	2.9	51.4	4.6	63.2
Other	(0.9)	1.8	(0.4)	1.9
	130.5	(188.5)	514.3	(381.6)

Provision for (recovery of) income taxes	140.9	(211.5)	632.0	(413.0)

A significant portion of the company's earnings (loss) before income taxes is earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate (and may be significantly higher or lower). The company’s earnings (loss) before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the three and nine months ended September 30 are summarized in the following table:

	Third quarter
	2014				2013
	Canada	U.S.(1)	Other	Total	Canada	U.S.(1)	Other	Total

Earnings (loss) before income taxes	53.7	465.1	97.1	615.9	(226.0)	(568.3)	13.7	(780.6)
Provision for (recovery of) income taxes	(10.4)	143.2	8.1	140.9	(30.3)	(183.7)	2.5	(211.5)
Net earnings (loss)	64.1	321.9	89.0	475.0	(195.7)	(384.6)	11.2	(569.1)

	First nine months
	2014				2013
	Canada	U.S.(1)	Other	Total	Canada	U.S.(1)	Other	Total

Earnings (loss) before income taxes	147.1	1,748.5	362.8	2,258.4	(51.4)	(985.6)	61.3	(975.7)
Provision for (recovery of) income taxes	29.5	554.8	47.7	632.0	(13.7)	(410.4)	11.1	(413.0)
Net earnings (loss)	117.6	1,193.7	315.1	1,626.4	(37.7)	(575.2)	50.2	(562.7)

(1)
Principally comprised of the U.S. Insurance and Reinsurance reporting segments (notwithstanding that certain operations of OdysseyRe conduct business outside of the U.S.), U.S. Runoff and other associated holding company results.

The increase in pre-tax profitability in Canada, the U.S. and Other in the third quarter and first nine months of 2014 compared to the third quarter and first nine months of 2013 primarily reflected realized and unrealized net investment gains and an improvement in underwriting results.

Reconciliations of the provision for (recovery of) income taxes calculated at the Canadian statutory income tax rate to the provision for (recovery of) income taxes at the effective tax rate in the consolidated financial statements for the third quarter and first nine months ended September 30 are summarized in the following table:

	Third quarter		First nine months
	2014	2013	2014	2013

Canadian statutory income tax rate	26.5%	26.5%	26.5%	26.5%

Provision for (recovery of) income taxes at the Canadian statutory income tax rate	163.1	(206.9)	598.4	(258.6)
Non-taxable investment income	(46.3)	(38.9)	(121.6)	(124.0)
Tax rate differential on income and losses incurred outside Canada	37.4	(58.0)	133.2	(105.1)
Recovery relating to prior years	(27.1)	—	(26.0)	(16.2)
Change in unrecorded tax benefit of losses and temporary differences	(2.9)	90.9	15.1	59.6
Foreign exchange	12.2	(6.8)	17.6	12.1
Change in tax rate for deferred income taxes	1.3	2.8	1.9	4.2
Other including permanent differences	3.2	5.4	13.4	15.0
Provision for (recovery of) income taxes	140.9	(211.5)	632.0	(413.0)
Non-taxable investment income is principally comprised of dividend income, non-taxable interest income and the 50% of net capital gains which are not taxable in Canada.
The tax rate differential on income and losses incurred outside Canada of $37.4 and $133.2 in the third quarter and first nine months of 2014 respectively principally reflected significant pre-tax realized and unrealized net investment gains on investments, combined with improved underwriting results in the U.S., where the statutory income tax rate is significantly higher than the Canadian statutory income tax rate. The tax rate differential on income and losses incurred outside Canada of $58.0 and $105.1 in the third quarter and first nine months of 2013 principally related to unrealized net investment losses on bonds and equity hedges in the U.S., where the statutory income tax rate is significantly higher than the Canadian statutory income tax rate.
The recovery relating to prior years of $27.1 and $26.0 in the third quarter and first nine months of 2014 respectively was primarily due to the release of provisions following the completion of prior year income tax audits.
The change in unrecorded tax benefit of losses and temporary differences of $2.9 (a benefit to the effective tax rate) in the third quarter and $15.1 in the first nine months of 2014 was primarily due to the change in unrecognized deferred tax assets in Canada. The change in unrecorded tax benefit of losses and temporary differences in the third quarter and first nine months of 2013 of $90.9 and $59.6 respectively primarily reflected the de-recognition of $50.0 of U.S. foreign tax credits which had been recorded as deferred tax assets in prior years, after determining that it was no longer probable that those credits could be utilized prior to expiration and also reflected unrecognized losses incurred during the third quarter of 2013 primarily in Canada. Deferred tax assets are only recognized when the related pre-tax losses meet the applicable recognition criteria under IFRS.

14.	Contingencies and Commitments

On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. By the end of 2013, the briefs of all parties in connection with this appeal had been filed. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company's interim consolidated financial statements include no anticipated recovery from the lawsuit.
The Autorité des marchés financiers, the securities regulatory authority in the Province of Quebec (the “AMF”), is conducting an investigation of Fairfax, its CEO, Prem Watsa, and its President, Paul Rivett. The investigation concerns the possibility of illegal insider trading and/or tipping (not involving any personal trading by the individuals) in connection with a Quebec transaction. Further details concerning the investigation are, by law, not permitted to be disclosed. Fairfax and these officers are fully cooperating with the investigation and they are not aware of any reasonable basis for any legal proceedings against them. However, if the AMF commences legal proceedings, no assurance can be given at this time by Fairfax as to the outcome.

15.	Acquisitions and Divestitures

Subsequent to September 30, 2014
Acquisition of Pethealth Inc.
On August 29, 2014 the company entered into an agreement to acquire all of the outstanding common shares, preferred shares and employee share options of Pethealth Inc. ("Pethealth") for cash purchase consideration of approximately $90 (Cdn$100). Closing is subject to regulatory approval, and is expected to occur, in the fourth quarter of 2014. Pethealth is headquartered in Canada and provides pet medical insurance, management software and pet-related database management services in North America and the United Kingdom.
Acquisition of Union Assurance PLC
On July 31, 2014 the company entered into an agreement to acquire a 78% interest in the general insurance business of Union Assurance PLC ("Union Assurance"). The transaction is expected to close in the first quarter of 2015 subject to certain closing conditions including regulatory approval. Union Assurance is headquartered in Colombo, Sri Lanka and underwrites general insurance with approximately $41 in gross written premiums in 2013.
Nine months ended September 30, 2014
Acquisition of Sterling Holiday Resorts (India) Limited
During the first half of 2014 Thomas Cook India acquired a 41.9% ownership interest in Sterling Holiday Resorts (India) Limited ("Sterling Resorts") for cash purchase consideration of $57.4 (3,534.6 million Indian rupees), and classified its investment as an associate. On September 3, 2014 Thomas Cook India increased its ownership interest to 55.1% by acquiring additional common shares of Sterling Resorts for cash consideration of $19.2 (1,162.6 million Indian rupees). Having obtained control, Thomas Cook India was required to re-measure its existing ownership interest in Sterling Resorts at fair value as of September 3, 2014, resulting in the recognition of a one-time non-cash gain of $41.2 in net gains on investments in the consolidated statement of earnings, representing the difference between the fair value of the previously held interest in Sterling Resorts and its carrying value under the equity method of accounting. The acquisition of Sterling Resorts was financed internally by subsidiaries of Fairfax. The assets and liabilities and results of operations of Sterling Resorts were consolidated within the Other reporting segment. Sterling Resorts is engaged in vacation ownership and leisure hospitality and operates a network of resorts in India. Fairfax's economic interest in Sterling Resorts at September 30, 2014 was 40.2% since that interest is held through 73.0%-owned Thomas Cook India.
Acquisition of Praktiker Hellas Commercial Societe Anonyme
On June 5, 2014 Fairfax completed the acquisition of a 100% interest in Praktiker Hellas Commercial Societe Anonyme ("Praktiker") for cash purchase consideration of $28.6 (€21.0 million). The assets and liabilities and results of operations of Praktiker were consolidated in the Other reporting segment. Praktiker is one of the largest home improvement and do-it-yourself goods retailers in Greece, operating 14 stores.
Acquisition of PT Batavia Mitratama Insurance
On May 21, 2014 Fairfax Asia completed the acquisition of an 80.0% interest in PT Batavia Mitratama Insurance (subsequently renamed PT Fairfax Insurance Indonesia ("Fairfax Indonesia")) for cash purchase consideration of $8.5 (98.2 billion Indonesian rupees). Subsequent to the acquisition, Fairfax Asia contributed an additional $12.9 to Fairfax Indonesia (maintaining its 80.0% interest) to support business expansion. The assets and liabilities and results of operations of Fairfax Indonesia were consolidated in the Insurance - Fairfax Asia reporting segment. Fairfax Indonesia is headquartered in Jakarta, Indonesia and underwrites general insurance, specializing in automobile coverage in Indonesia.

Acquisition of Motor Transport Underwriters, Inc.
On April 1, 2014 Hudson Insurance Group ("Hudson", a wholly owned subsidiary of OdysseyRe) completed the acquisition of certain assets and assumed certain liabilities associated with Motor Transport Underwriters, Inc. ("Motor Transport") for cash purchase consideration of $12.8. Identifiable assets acquired and liabilities assumed and results of operations of Motor Transport were consolidated in the Reinsurance - OdysseyRe reporting segment. Motor Transport is a leading underwriting, claims and risk management specialist in the long-haul trucking industry.
Acquisition of Keg Restaurants Limited
On February 4, 2014 the company completed the acquisition of 51.0% of the outstanding common shares of Keg Restaurants Limited (“The Keg”) for cash purchase consideration of $76.7 (Cdn$85.0). The assets and liabilities and results of operations of The Keg were consolidated in the Other reporting segment. The Keg franchises, owns and operates a network of premium dining restaurants across Canada and in select locations in the United States.

	Sterling Resorts		The Keg
Acquisition date	September 3, 2014		February 4, 2014
Percentage of common shares acquired	40.2%	(1)	51.0%
Assets:
Portfolio investments(2)	19.1		126.0
Deferred income taxes	6.6		—
Goodwill and intangible assets	99.9	(3)	65.5
Other assets	77.4		78.9
	203.0		270.4
Liabilities:
Accounts payable and accrued liabilities	52.8		76.7
Deferred income taxes	—		20.1
Long term debt	2.1		86.1
	54.9		182.9
Non-controlling interests	29.1		10.8
Purchase consideration	119.0		76.7
	203.0		270.4

(1)	Fairfax's 40.2% economic interest in Sterling Resorts as a result of acquiring a 55.1% interest in Sterling Resorts through 73.0%-owned Thomas Cook India.

(2)	Included in the carrying value of the acquired portfolio investments of Sterling Resorts and The Keg were $0.5 and $24.8 respectively of subsidiary cash and cash equivalents.

(3)
Preliminary goodwill on the acquisition of Sterling Resorts was partially comprised of additional non-cash purchase consideration of $41.2 arising on the re-measurement to fair value of the previously held equity accounted interest.

The determination of the fair value of assets and liabilities of the acquired subsidiaries described in the paragraphs above are preliminary and may be revised when estimates and assumptions and the valuations of assets and liabilities are finalized within twelve months of the respective acquisition dates.

16.	Financial Risk Management

Overview
There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at September 30, 2014 compared to those identified at December 31, 2013, and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2013, except as discussed below.

Underwriting Risk
Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at September 30, 2014 compared to December 31, 2013.

Credit Risk
Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivable from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). There were no significant changes to the company's exposure to credit risk or the framework used to monitor, evaluate and manage credit risk at September 30, 2014 compared to December 31, 2013.

Counterparties to Derivative Contracts
Counterparty risk refers to the risk that a counterparty to the company's derivative contracts may not fulfill its obligations under the contract. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company's exposure to credit risk related to the counterparties to its derivative contracts, assuming all such counterparties are simultaneously in default:

	September 30, 2014	December 31, 2013
Total derivative assets(1)	539.4	219.6
Impact of net settlement arrangements	(38.6)	(136.1)
Fair value of collateral deposited for the benefit of the company(2)	(309.0)	(47.4)
Excess collateral pledged by the company in favour of counterparties	3.0	123.1
Initial margin not held in segregated third party custodian accounts	27.6	60.0
Net derivative counterparty exposure after net settlement and collateral arrangements	222.4	219.2

(1)	Excludes exchange traded instruments comprised principally of equity and credit warrants and equity call options which are not subject to counterparty risk.

(2)	Net of $8.3 (December 31, 2013 - $3.0) of excess collateral pledged by counterparties.

The fair value of the collateral deposited for the benefit of the company at September 30, 2014 consisted of cash of $66.1 and government securities of $251.2 (December 31, 2013 - $25.3 and $25.1 respectively). The company had not exercised its right to sell or repledge collateral at September 30, 2014.
Recoverable from Reinsurers
Credit exposure on the company's recoverable from reinsurers balance existed at September 30, 2014 to the extent that any reinsurer may not be able or willing to reimburse the company under the terms of the relevant reinsurance arrangements. The provision for uncollectible reinsurance is disclosed in note 9.

Liquidity Risk
Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. There were no significant changes to the company's exposure to liquidity risk or the framework used to monitor, evaluate and manage liquidity risk at September 30, 2014 compared to December 31, 2013.
The holding company's remaining known significant commitments for 2014 consist of Pethealth purchase consideration of approximately $90 (Cdn$100) expected to be paid in November 2014, interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts. On August 13, 2014 the company completed a private debt offering of $300.0 principal amount of 4.875% senior notes due August 13, 2024 for net proceeds of $294.2 (see note 10). The company intends to use these net proceeds to fund repayment, upon maturity, of the Fairfax and OdysseyRe unsecured senior notes due in 2015, and redeem in the fourth quarter of 2014 the $50.0 principal amount of OdysseyRe Series B unsecured senior notes due 2016 and the $21.5 principal amount of American Safety trust preferred securities due 2035.
During the third quarter and first nine months of 2014 the insurance and reinsurance subsidiaries paid net cash of $80.9 and $65.6 respectively (2013 - paid net cash of $541.0 and $1,207.6 respectively) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). During the third quarter and first nine months of 2014 the holding company paid net cash of $89.1 and $165.6 respectively (2013 - paid net cash of $42.2 and received net cash of $2.5 respectively) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

Market Risk
Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Aggregate exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at September 30, 2014 compared to December 31, 2013.

Market Price Fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. Changes to the company's exposure to equity price risk through its equity and equity-related holdings at September 30, 2014 compared to December 31, 2013 are described below.
The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain individual equities and the Russell 2000 index, the S&P/TSX 60 index and other equity indexes (the "indexes"). The company's economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the indexes and certain individual equities.
At September 30, 2014 equity hedges with a notional amount of $6,441.5 (December 31, 2013 - $6,327.4) represented 79.2% (December 31, 2013 - 98.2%) of the company's equity and equity-related holdings of $8,128.7 (December 31, 2013 - $6,442.6). The hedge ratio decreased from 98.2% at December 31, 2013 because of appreciation, and net purchases, of equity and equity-related securities while the equity hedges remained the same.
The following table summarizes the effect of the equity hedges and the equity and equity-related holdings on the company's financial position as at September 30, 2014 and December 31, 2013 and results of operations for the quarters and nine months ended September 30, 2014 and 2013:

	September 30, 2014		December 31, 2013		Quarter ended September 30, 2014	Quarter ended September 30, 2013	Nine months ended September 30, 2014	Nine months ended September 30, 2013
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Net earnings (pre-tax)	Net earnings (pre-tax)	Net earnings (pre-tax)	Net earnings (pre-tax)
Equity exposures:
Common stocks	5,233.0	5,233.0	4,100.6	4,100.6	54.9	232.4	623.7	702.4
Preferred stocks – convertible	445.4	445.4	479.0	479.0	(107.8)	43.8	(33.2)	22.6
Bonds – convertible	722.4	722.4	408.5	408.5	(1.2)	49.5	131.2	0.2
Investments in associates(1)	1,476.2	1,378.6	1,173.9	1,041.9	0.3	—	37.1	130.2
Derivatives and other invested assets:
Equity total return swaps – long positions	215.0	(17.3)	263.5	7.9	(19.9)	13.1	84.2	236.6
Equity warrants and call options	36.7	36.7	17.1	17.1	22.1	(0.2)	87.1	15.7
Total equity and equity related holdings	8,128.7	7,798.8	6,442.6	6,055.0	(51.6)	338.6	930.1	1,107.7

Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(1,919.0)	106.7	(1,744.4)	(69.4)	2.1	(218.0)	(73.6)	18.8
Equity index total return swaps – short positions	(4,522.5)	151.3	(4,583.0)	(121.3)	365.1	(598.4)	181.6	(1,428.2)
	(6,441.5)	258.0	(6,327.4)	(190.7)	367.2	(816.4)	108.0	(1,409.4)

Net exposure and financial effects	1,687.2		115.2		315.6	(477.8)	1,038.1	(301.7)

(1)	Excludes the company’s insurance and reinsurance investments in associates which are considered long term strategic holdings, and the company's investment in Sterling Resorts. See note 6 for details.

Risk of Decreasing Price Levels
The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. Holdings of CPI-linked derivative contracts and the activity for the period are disclosed in note 7.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company's functional currency. There was no significant change to the company's framework used to monitor, evaluate and manage foreign currency risk at September 30, 2014 compared to December 31, 2013.
Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at September 30, 2014, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $13,203.3 compared to $11,455.0 at December 31, 2013. The company manages its capital based on the following financial measurements and ratios:

	September 30, 2014	December 31, 2013
Holding company cash and investments (net of short sale and derivative obligations)	1,438.9	1,241.6

Long term debt – holding company borrowings	2,705.1	2,491.0
Long term debt – insurance and reinsurance companies	458.6	459.5
Subsidiary indebtedness - non-insurance companies	52.1	25.8
Long term debt – non-insurance companies	103.6	18.2
Total debt	3,319.4	2,994.5

Net debt	1,880.5	1,752.9

Common shareholders’ equity	8,553.9	7,186.7
Preferred stock	1,166.3	1,166.4
Non-controlling interests	163.7	107.4
Total equity	9,883.9	8,460.5

Net debt/total equity	19.0%	20.7%
Net debt/net total capital(1)	16.0%	17.2%
Total debt/total capital(2)	25.1%	26.1%
Interest coverage(3)	15.7x	n/a
Interest and preferred share dividend distribution coverage(4)	11.4x	n/a

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory income tax rate.

17.	Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. As described in note 15, the company acquired controlling interests in Sterling Resorts, Praktiker and The Keg during the nine months ended September 30, 2014 and consolidated their assets and liabilities and results of operations in the Other reporting segment from their respective acquisition dates. There were no other significant changes to the identifiable assets and liabilities by reporting segment as at September 30, 2014 compared to December 31, 2013.

An analysis of pre-tax income (loss) by reporting segment for the three and nine months ended September 30 is presented below:
Quarter ended September 30, 2014

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	276.2	561.9	137.5	664.6	115.6	1,755.8	88.6	—	—	—	1,844.4
Intercompany	0.1	1.1	(2.6)	7.6	23.3	29.5	—	—	—	(29.5)	—
	276.3	563.0	134.9	672.2	138.9	1,785.3	88.6	—	—	(29.5)	1,844.4
Net premiums written	223.1	473.1	52.8	585.9	103.1	1,438.0	85.8	—	—	—	1,523.8
Net premiums earned
External	249.5	516.6	74.7	625.7	84.3	1,550.8	90.5	—	—	—	1,641.3
Intercompany	(3.1)	(2.8)	(10.0)	2.6	14.6	1.3	(1.3)	—	—	—	—
	246.4	513.8	64.7	628.3	98.9	1,552.1	89.2	—	—	—	1,641.3
Underwriting expenses	(232.4)	(482.7)	(48.0)	(555.0)	(97.8)	(1,415.9)	(125.6)	—	—	—	(1,541.5)
Underwriting profit (loss)	14.0	31.1	16.7	73.3	1.1	136.2	(36.4)	—	—	—	99.8
Interest income	2.7	12.0	5.2	29.8	6.8	56.5	15.8	—	(8.1)	—	64.2
Dividends	1.8	2.4	2.2	6.2	0.8	13.4	1.7	2.0	0.5	—	17.6
Investment expenses	(2.1)	(5.3)	(0.7)	(9.0)	(3.0)	(20.1)	(3.5)	—	(0.8)	16.4	(8.0)
Interest and dividends	2.4	9.1	6.7	27.0	4.6	49.8	14.0	2.0	(8.4)	16.4	73.8
Share of profit of associates	3.5	6.0	15.4	10.0	2.2	37.1	5.8	0.4	3.3	—	46.6
Other
Revenue	—	—	—	—	—	—	—	398.8	—	—	398.8
Expenses	—	—	—	—	—	—	—	(391.8)	—	—	(391.8)
	—	—	—	—	—	—	—	7.0	—	—	7.0
Operating income (loss)	19.9	46.2	38.8	110.3	7.9	223.1	(16.6)	9.4	(5.1)	16.4	227.2
Net gains (losses) on investments	73.0	144.7	(0.8)	112.8	7.4	337.1	91.2	42.7	22.7	—	493.7
Interest expense	—	(1.2)	—	(3.2)	(1.1)	(5.5)	(0.3)	(3.1)	(43.6)	—	(52.5)
Corporate overhead	(4.6)	(19.4)	—	(8.9)	0.2	(32.7)	—	—	(3.4)	(16.4)	(52.5)
Pre-tax income (loss)	88.3	170.3	38.0	211.0	14.4	522.0	74.3	49.0	(29.4)	—	615.9
Income taxes											(140.9)
Net earnings											475.0

Attributable to:
Shareholders of Fairfax											461.2
Non-controlling interests											13.8
											475.0

Quarter ended September 30, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	265.1	554.4	142.1	878.9	112.9	1,953.4	0.7	—	—	—	1,954.1
Intercompany	—	0.3	(0.3)	1.9	10.9	12.8	—	—	—	(12.8)	—
	265.1	554.7	141.8	880.8	123.8	1,966.2	0.7	—	—	(12.8)	1,954.1
Net premiums written	217.0	468.0	54.5	730.2	99.5	1,569.2	0.5	—	—	—	1,569.7
Net premiums earned
External	253.6	492.2	69.8	677.9	100.1	1,593.6	1.2	—	—	—	1,594.8
Intercompany	(2.3)	(1.6)	(5.0)	(2.2)	11.2	0.1	(0.1)	—	—	—	—
	251.3	490.6	64.8	675.7	111.3	1,593.7	1.1	—	—	—	1,594.8
Underwriting expenses	(255.0)	(482.7)	(52.4)	(591.6)	(107.3)	(1,489.0)	(24.8)	—	—	—	(1,513.8)
Underwriting profit (loss)	(3.7)	7.9	12.4	84.1	4.0	104.7	(23.7)	—	—	—	81.0
Interest income	0.4	7.5	4.7	28.2	3.0	43.8	12.7	—	(8.2)	—	48.3
Dividends	3.3	4.1	2.1	5.9	1.5	16.9	2.3	—	0.1	—	19.3
Investment expenses	(3.9)	(4.3)	(0.7)	(7.8)	(3.3)	(20.0)	(1.8)	—	(1.0)	16.4	(6.4)
Interest and dividends	(0.2)	7.3	6.1	26.3	1.2	40.7	13.2	—	(9.1)	16.4	61.2
Share of profit of associates	2.8	1.2	4.0	5.9	0.8	14.7	2.5	—	3.0	—	20.2
Other
Revenue	—	—	—	—	—	—	—	273.2	—	—	273.2
Expenses	—	—	—	—	—	—	—	(261.9)	—	—	(261.9)
	—	—	—	—	—	—	—	11.3	—	—	11.3
Operating income (loss)	(1.1)	16.4	22.5	116.3	6.0	160.1	(8.0)	11.3	(6.1)	16.4	173.7
Net losses on investments	(108.0)	(183.7)	(7.8)	(332.4)	(12.7)	(644.6)	(105.2)	—	(78.8)	—	(828.6)
Interest expense	—	(1.2)	—	(6.7)	(1.1)	(9.0)	—	(1.6)	(42.8)	—	(53.4)
Corporate overhead	(30.8)	(9.1)	(0.1)	(6.0)	—	(46.0)	—	—	(9.9)	(16.4)	(72.3)
Pre-tax income (loss)	(139.9)	(177.6)	14.6	(228.8)	(7.8)	(539.5)	(113.2)	9.7	(137.6)	—	(780.6)
Income taxes											211.5
Net loss											(569.1)

Attributable to:
Shareholders of Fairfax											(571.7)
Non-controlling interests											2.6
											(569.1)

Nine months ended September 30, 2014

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	818.0	1,859.5	440.1	2,083.8	381.0	5,582.4	98.9	—	—	—	5,681.3
Intercompany	1.5	1.0	(2.3)	25.7	47.4	73.3	—	—	—	(73.3)	—
	819.5	1,860.5	437.8	2,109.5	428.4	5,655.7	98.9	—	—	(73.3)	5,681.3
Net premiums written	708.2	1,598.4	225.2	1,832.2	321.9	4,685.9	95.7	—	—	—	4,781.6
Net premiums earned
External	712.6	1,502.8	233.1	1,761.8	254.3	4,464.6	146.6	—	—	—	4,611.2
Intercompany	(6.5)	(9.3)	(24.3)	9.0	35.5	4.4	(4.4)	—	—	—	—
	706.1	1,493.5	208.8	1,770.8	289.8	4,469.0	142.2	—	—	—	4,611.2
Underwriting expenses	(680.6)	(1,424.3)	(182.9)	(1,551.9)	(284.4)	(4,124.1)	(265.4)	—	—	—	(4,389.5)
Underwriting profit (loss)	25.5	69.2	25.9	218.9	5.4	344.9	(123.2)	—	—	—	221.7
Interest income	12.4	47.5	15.6	114.1	20.6	210.2	54.5	—	(20.1)	—	244.6
Dividends	9.7	5.9	4.5	23.0	3.1	46.2	4.4	5.3	4.8	—	60.7
Investment expenses	(10.5)	(15.3)	(2.8)	(32.8)	(9.2)	(70.6)	(12.0)	—	(2.7)	64.4	(20.9)
Interest and dividends	11.6	38.1	17.3	104.3	14.5	185.8	46.9	5.3	(18.0)	64.4	284.4
Share of profit (loss) of associates	7.7	8.5	29.4	32.6	7.2	85.4	9.5	1.5	(6.4)	—	90.0
Other
Revenue	—	—	—	—	—	—	—	1,049.8	—	—	1,049.8
Expenses	—	—	—	—	—	—	—	(1,016.7)	—	—	(1,016.7)
	—	—	—	—	—	—	—	33.1	—	—	33.1
Operating income (loss)	44.8	115.8	72.6	355.8	27.1	616.1	(66.8)	39.9	(24.4)	64.4	629.2
Net gains on investments	210.2	453.4	8.3	694.9	125.6	1,492.4	374.4	40.6	1.4	—	1,908.8
Loss on repurchase of long term debt (note 10)	—	—	—	—	—	—	—	—	(0.1)	—	(0.1)
Interest expense	—	(3.6)	—	(9.5)	(3.2)	(16.3)	(0.8)	(9.1)	(127.1)	—	(153.3)
Corporate overhead	(7.7)	(31.1)	—	(21.4)	(0.4)	(60.6)	—	—	(1.2)	(64.4)	(126.2)
Pre-tax income (loss)	247.3	534.5	80.9	1,019.8	149.1	2,031.6	306.8	71.4	(151.4)	—	2,258.4
Income taxes											(632.0)
Net earnings											1,626.4

Attributable to:
Shareholders of Fairfax											1,609.5
Non-controlling interests											16.9
											1,626.4

Nine months ended September 30, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	858.4	1,749.1	395.7	2,105.6	441.7	5,550.5	1.0	—	—	—	5,551.5
Intercompany	1.6	0.4	(0.2)	6.8	(15.3)	(6.7)	—	—	—	6.7	—
	860.0	1,749.5	395.5	2,112.4	426.4	5,543.8	1.0	—	—	6.7	5,551.5
Net premiums written	769.0	1,486.4	190.9	1,835.9	322.8	4,605.0	0.5	—	—	—	4,605.5
Net premiums earned
External	746.5	1,438.0	194.7	1,788.3	302.5	4,470.0	33.1	—	—	—	4,503.1
Intercompany	(6.4)	(4.8)	(12.6)	0.1	24.1	0.4	(0.4)	—	—	—	—
	740.1	1,433.2	182.1	1,788.4	326.6	4,470.4	32.7	—	—	—	4,503.1
Underwriting expenses	(745.9)	(1,439.1)	(159.0)	(1,530.6)	(321.2)	(4,195.8)	(101.6)	—	—	—	(4,297.4)
Underwriting profit (loss)	(5.8)	(5.9)	23.1	257.8	5.4	274.6	(68.9)	—	—	—	205.7
Interest income	13.3	43.6	15.1	105.9	14.0	191.9	49.7	—	(24.2)	—	217.4
Dividends	9.6	13.1	5.6	26.7	5.1	60.1	9.5	—	4.8	—	74.4
Investment expenses	(15.9)	(14.5)	(2.0)	(31.1)	(9.1)	(72.6)	(13.2)	—	(3.1)	69.9	(19.0)
Interest and dividends	7.0	42.2	18.7	101.5	10.0	179.4	46.0	—	(22.5)	69.9	272.8
Share of profit of associates	5.0	0.2	17.4	27.5	1.6	51.7	9.2	0.4	5.0	—	66.3
Other
Revenue	—	—	—	—	—	—	—	653.9	—	—	653.9
Expenses	—	—	—	—	—	—	—	(626.8)	—	—	(626.8)
	—	—	—	—	—	—	—	27.1	—	—	27.1
Operating income (loss)	6.2	36.5	59.2	386.8	17.0	505.7	(13.7)	27.5	(17.5)	69.9	571.9
Net gains (losses) on investments	(39.9)	(359.8)	(29.2)	(679.7)	17.7	(1,090.9)	(242.3)	—	98.3	—	(1,234.9)
Loss on repurchase of long term debt(1)	—	—	—	—	—	—	—	—	(3.4)	—	(3.4)
Interest expense	—	(3.6)	—	(20.4)	(3.2)	(27.2)	—	(3.3)	(129.4)	—	(159.9)
Corporate overhead	(35.7)	(28.0)	(0.1)	(15.9)	(0.1)	(79.8)	—	—	0.3	(69.9)	(149.4)
Pre-tax income (loss)	(69.4)	(354.9)	29.9	(329.2)	31.4	(692.2)	(256.0)	24.2	(51.7)	—	(975.7)
Income taxes											413.0
Net loss											(562.7)

Attributable to:
Shareholders of Fairfax											(567.9)
Non-controlling interests											5.2
											(562.7)

(1)
Loss on repurchase of long term debt of $3.4 related to the repurchase by Fairfax of its unsecured senior notes due 2017. This amount is included in other expenses in the consolidated statement of earnings.

18.	Expenses
Losses on claims, net, operating expenses and other expenses for the three and nine months ended September 30 were comprised as follows:

	Third quarter		First nine months
	2014	2013	2014	2013
Losses and loss adjustment expenses	979.0	975.7	2,714.6	2,685.3
Salaries and employee benefit expenses	295.9	251.2	845.4	746.7
Other reporting segment cost of sales	252.5	188.8	665.7	422.1
Audit, legal and tax professional fees	26.2	23.8	76.9	73.1
Premium taxes	26.8	24.5	73.8	73.4
Information technology costs	19.6	20.6	60.0	58.5
Operating lease costs	25.9	15.9	69.1	49.0
Depreciation, amortization and impairment charges	23.3	48.9	68.9	84.3
Loss on repurchase of long term debt	—	—	0.1	3.4
Restructuring costs	15.5	0.6	17.7	12.7
Administrative expense and other	85.2	52.0	224.9	147.5
	1,749.9	1,602.0	4,817.1	4,356.0

19.	Supplementary Cash Flow Information
Cash and cash equivalents were included in the consolidated balance sheets as follows:

	September 30, 2014	December 31, 2013
Holding company cash and investments:
Cash and balances with banks	103.2	157.2
Treasury bills and other eligible bills	9.7	57.2
	112.9	214.4
Subsidiary cash and short term investments:
Cash and balances with banks	1,609.7	1,786.7
Treasury bills and other eligible bills	1,914.6	2,091.7
	3,524.3	3,878.4
Subsidiary assets pledged for short sale and derivative obligations:
Treasury bills and other eligible bills	1.7	11.8

Subsidiary indebtedness - bank overdrafts	—	(6.0)

Cash, cash equivalents and bank overdrafts included in the consolidated balance sheets	3,638.9	4,098.6

Less: Subsidiary cash and cash equivalents - restricted(1)
Cash and balances with banks	152.8	96.7
Treasury bills and other eligible bills	221.1	243.7
	373.9	340.4

Cash, cash equivalents and bank overdrafts included in the consolidated statements of cash flows	3,265.0	3,758.2

(1)
Cash, cash equivalents and bank overdrafts as presented in the consolidated statements of cash flows excludes balances that are restricted. Restricted cash and cash equivalents are comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations.

Details of certain cash flows included in the consolidated statements of cash flows for the three and nine months ended September 30 were as follows:

	Third quarter		First nine months
	2014	2013	2014	2013
(a) Net (purchases) sales of securities classified as at FVTPL
Short term investments	826.4	841.6	976.2	1,624.2
Bonds	(757.1)	(102.0)	(686.9)	162.2
Preferred stocks	(0.1)	37.3	56.5	32.3
Common stocks	(453.8)	313.5	(458.4)	433.9
Derivatives and short sales	(207.5)	(614.1)	(424.2)	(1,338.2)
	(592.1)	476.3	(536.8)	914.4

(b) Net interest and dividends received
Interest and dividends received	123.0	117.5	423.3	402.2
Interest paid	(26.2)	(25.4)	(124.1)	(123.8)
	96.8	92.1	299.2	278.4

(c) Net income taxes (paid) refund received	2.9	29.2	(30.1)	22.7

(d) Dividends paid
Common share dividends paid	—	—	(215.7)	(205.5)
Preferred share dividends paid	(14.2)	(15.4)	(43.3)	(46.0)
Dividends paid to non-controlling interests	—	(0.4)	(6.6)	(6.4)
	(14.2)	(15.8)	(265.6)	(257.9)

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of October 30, 2014)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)
Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the notes to the interim consolidated financial statements for the three and and nine months ended September 30, 2014, and the notes to the MD&A contained in the company's 2013 Annual Report.

(2)
The combined ratio is the traditional measure of underwriting results of property and casualty companies. A non-GAAP measure, the combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other non-GAAP measures used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years).

(3)
"Interest and dividends" in this MD&A is derived from the consolidated statement of earnings prepared in accordance with IFRS as issued by the IASB and is comprised of the sum of interest and dividends and share of profit (loss) of associates. "Consolidated interest and dividend income" in this MD&A refers to interest and dividends as presented in the consolidated statement of earnings.

(4)
The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term “total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps.

(5)
Additional GAAP measures included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders.

(6)	References in this MD&A to the company's insurance and reinsurance operations do not include its runoff operations.

Business Developments
Acquisitions and divestitures
Subsequent to September 30, 2014
On August 29, 2014 the company entered into an agreement to acquire all of the outstanding common shares, preferred shares and employee share options of Pethealth Inc. ("Pethealth") for cash purchase consideration of approximately $90 (Cdn$100). Closing is subject to regulatory approval, and is expected to occur, in the fourth quarter of 2014. Pethealth is headquartered in Canada and provides pet medical insurance, management software and pet-related database management services in North America and the United Kingdom.
On July 31, 2014 the company entered into an agreement to acquire a 78% interest in the general insurance business of Union Assurance PLC ("Union Assurance"). The transaction is expected to close in the first quarter of 2015 subject to certain closing conditions including regulatory approval. Union Assurance is headquartered in Colombo, Sri Lanka and underwrites general insurance with approximately $41 in gross written premiums in 2013.
Nine months ended September 30, 2014

During the first half of 2014 Thomas Cook India acquired a 41.9% ownership interest in Sterling Holiday Resorts (India) Limited ("Sterling Resorts") for cash purchase consideration of $57.4 (3,534.6 million Indian rupees), and classified its investment as an associate. On September 3, 2014 Thomas Cook India increased its ownership interest to 55.1% by acquiring additional common shares of Sterling Resorts for cash consideration of $19.2 (1,162.6 million Indian rupees). Having obtained control, Thomas Cook India was required to re-measure its existing ownership interest in Sterling Resorts at fair value as of September 3, 2014, resulting in the recognition of a one-time non-cash gain of $41.2 in net gains on investments in the consolidated statement of earnings, representing the difference between the fair value of the previously held interest in Sterling Resorts and its carrying value under the equity method of accounting. The acquisition of Sterling Resorts was financed internally by subsidiaries of Fairfax. The assets and liabilities and results of operations of Sterling Resorts were consolidated within the Other reporting segment. Sterling Resorts is engaged in vacation ownership and leisure hospitality and operates a network of resorts in India. Fairfax's economic interest in Sterling Resorts at September 30, 2014 was 40.2% since that interest is held through 73.0%-owned Thomas Cook India.

On June 5, 2014 Fairfax completed the acquisition of a 100% interest in Praktiker Hellas Commercial Societe Anonyme ("Praktiker") for cash purchase consideration of $28.6 (€21.0 million). The assets and liabilities and results of operations of Praktiker were consolidated in the Other reporting segment. Praktiker is one of the largest home improvement and do-it-yourself goods retailers in Greece, operating 14 stores.
On May 21, 2014 Fairfax Asia completed the acquisition of an 80.0% interest in PT Batavia Mitratama Insurance (subsequently renamed PT Fairfax Insurance Indonesia ("Fairfax Indonesia")) for cash purchase consideration of $8.5 (98.2 billion Indonesian rupees). Subsequent to the acquisition, Fairfax Asia contributed an additional $12.9 to Fairfax Indonesia (maintaining its 80.0% interest) to support business expansion. The assets and liabilities and results of operations of Fairfax Indonesia were consolidated in the Insurance - Fairfax Asia reporting segment. Fairfax Indonesia is headquartered in Jakarta, Indonesia and underwrites general insurance, specializing in automobile coverage in Indonesia.
On April 1, 2014 Hudson Insurance Group ("Hudson", a wholly owned subsidiary of OdysseyRe) completed the acquisition of certain assets and assumed certain liabilities associated with Motor Transport Underwriters, Inc. ("Motor Transport") for cash purchase consideration of $12.8. Identifiable assets acquired and liabilities assumed and results of operations of Motor Transport were consolidated in the Reinsurance - OdysseyRe reporting segment. Motor Transport is a leading underwriting, claims and risk management specialist in the long-haul trucking industry.

On February 4, 2014 the company completed the acquisition of 51.0% of the outstanding common shares of Keg Restaurants Limited (“The Keg”) for cash purchase consideration of $76.7 (Cdn$85.0). The assets and liabilities and results of operations of The Keg were consolidated in the Other reporting segment. The Keg franchises, owns and operates a network of premium dining restaurants across Canada and in select locations in the United States.

Year ended December 31, 2013

On October 3, 2013 Runoff acquired American Safety Insurance Holdings, Ltd. ("American Safety"). The renewal rights to American Safety’s environmental casualty, excess and surplus lines casualty, property and package lines of business and surety lines of business were assumed by Crum & Forster and Hudson, respectively. On July 3, 2013 Crum & Forster acquired a 100% interest in Hartville Group, Inc. ("Hartville"). Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2013 for a detailed discussion of these acquisitions.

Sources of Revenue

Revenues reflected in the consolidated financial statements for the three and nine months ended September 30, 2014 and 2013 are shown in the table that follows. Other revenue comprises the revenue earned by Ridley, William Ashley, Sporting Life, Praktiker (acquired on June 5, 2014), The Keg (acquired on February 4, 2014), Prime Restaurants (acquired on January 10, 2012 and subsequently sold on October 31, 2013), Thomas Cook India, IKYA (acquired on May 14, 2013) and Sterling Resorts (consolidated since September 3, 2014).

	Third quarter		First nine months
	2014	2013	2014	2013
Net premiums earned
Insurance - Canada (Northbridge)	246.4	251.3	706.1	740.1
- U.S. (Crum & Forster and Zenith National)	513.8	490.6	1,493.5	1,433.2
- Asia (Fairfax Asia)	64.7	64.8	208.8	182.1
Reinsurance - OdysseyRe	628.3	675.7	1,770.8	1,788.4
Insurance and Reinsurance - Other	98.9	111.3	289.8	326.6
Runoff	89.2	1.1	142.2	32.7
	1,641.3	1,594.8	4,611.2	4,503.1
Interest and dividends	120.4	81.4	374.4	339.1
Net gains (losses) on investments	493.7	(828.6)	1,908.8	(1,234.9)
Other revenue	398.8	273.2	1,049.8	653.9
	2,654.2	1,120.8	7,944.2	4,261.2

Revenue of $2,654.2 in the third quarter of 2014 ($7,944.2 in the first nine months of 2014) increased from $1,120.8 in the third quarter of 2013 ($4,261.2 in the first nine months of 2013) reflecting a significant increase in net gains on investments (principally comprised of net unrealized gains on bonds and net realized and unrealized gains on equity and equity-related holdings after equity hedges) and increased other revenue primarily related to the acquisitions of IKYA, The Keg and Praktiker. The decrease in net premiums earned by the company’s insurance and reinsurance operations in the third quarter of 2014 reflected year-over-year decreases at Northbridge ($4.9, 1.9% including the unfavourable effect of foreign currency translation), OdysseyRe ($47.4, 7.0%), Fairfax Asia ($0.1, 0.2%) and Insurance and Reinsurance – Other ($12.4, 11.1%), partially offset by increases at Crum & Forster ($12.1, 3.8%) and Zenith National ($11.1, 6.3%). The decrease in net premiums earned by OdysseyRe in the third quarter of 2014 primarily reflected a change in the manner in which OdysseyRe recognizes premiums written in respect of its U.S. crop insurance business (described in more detail in the Components of Net Earnings section of this MD&A under the heading Reinsurance - OdysseyRe). The slight decrease in net premiums earned by the company’s insurance and reinsurance operations in the first nine months of 2014 reflected year-over-year decreases at Northbridge ($34.0, 4.6% including the unfavourable effect of foreign currency translation), OdysseyRe ($17.6, 1.0%) and Insurance and Reinsurance – Other ($36.8, 11.3%), partially offset by increases at Crum & Forster ($25.1, 2.7%), Zenith National ($35.2, 7.1%) and Fairfax Asia ($26.7, 14.7%).

Net premiums earned at Runoff in the third quarter and the first nine months of 2014 principally reflected the impact of the Everest Re reinsurance transaction ($84.1 in each of the third quarter and first nine months of 2014) and the runoff of policies in force on the acquisition date of American Safety ($4.6 and $58.0 in the third quarter and first nine months of 2014 respectively). Net premiums earned at Runoff in the first nine months of 2013 primarily reflected the runoff of policies in force on the acquisition date of RiverStone Insurance ($29.5). The Everest Re reinsurance transaction and the acquisitions of American Safety and RiverStone Insurance are described in more detail in the Components of Net Earnings section of this MD&A under the heading Runoff.

An analysis of consolidated interest and dividend income, share of profit (loss) of associates and net gains (losses) on investments for the three and nine months ended September 30, 2014 and 2013 is provided in the Investments section of this MD&A.

The increase in other revenue from $273.2 and $653.9 in the third quarter and first nine months of 2013 respectively to $398.8 and $1,049.8 in the third quarter and first nine months of 2014 respectively, principally reflected the consolidation of the revenue of IKYA (acquired on May 14, 2013), The Keg (acquired on February 4, 2014) and Praktiker (acquired on June 5, 2014), partially offset by lower revenue following the disposition of Prime Restaurants (sold on October 31, 2013).

In order to better compare 2014 and 2013, the table which follows presents net premiums written by the company's insurance and reinsurance operations in the three and nine months ended September 30, 2014 and 2013 after adjusting for the one-time impact on January 1, 2013 of an intercompany unearned premium portfolio transfer of net premiums written from Group Re to Northbridge (described in the Components of Net Earnings section of this MD&A under the heading Canadian Insurance - Northbridge) and the change in the manner in which OdysseyRe recognizes premiums written in respect of its U.S. crop insurance business by applying the same recognition pattern for the U.S. crop insurance business as was adopted in the third quarter of 2014 to the third quarter of 2013 (described in more detail in the Components of Net Earnings section of this MD&A under the heading Reinsurance - OdysseyRe).

	Third quarter			First nine months
	2014	2013	% change year-over-year	2014	2013	% change year-over-year
Insurance - Canada (Northbridge)	223.1	217.0	2.8	708.2	729.9	(3.0)
- U.S. (Crum & Forster and Zenith National)	473.1	468.0	1.1	1,598.4	1,486.4	7.5
- Asia (Fairfax Asia)	52.8	54.5	(3.1)	225.2	190.9	18.0
Reinsurance - OdysseyRe	585.9	604.1	(3.0)	1,832.2	1,835.9	(0.2)
Insurance and Reinsurance - Other	103.1	99.5	3.6	321.9	361.9	(11.1)
Insurance and reinsurance operations	1,438.0	1,443.1	(0.4)	4,685.9	4,605.0	1.8

Northbridge’s net premiums written increased by 2.8% in the third quarter of 2014 and decreased by 3.0% in the first nine months of 2014. In Canadian dollar terms, Northbridge’s net premiums written increased by 7.2% and 3.6% during those same respective periods primarily reflecting increases at Federated Insurance and in the Western and Quebec regions at Northbridge Insurance, partially offset by the strategic non-renewal of an unprofitable portfolio at Northbridge Insurance and higher net risk retention. Net premiums written by U.S. Insurance increased by 1.1% and 7.5% in the third quarter and first nine months of 2014 respectively. Crum & Forster's net premiums written decreased by 1.0% in the third quarter of 2014 primarily due to increased ceded premium in its CoverXSpecialty business. Crum & Forster's net premiums written increased by 10.2% in the first nine months of 2014 primarily reflecting increases in standard lines of $16.1 and specialty lines of $78.7 (principally the incremental contribution from American Safety to the environmental casualty and CoverXSpecialty businesses, growth in the Fairmont accident and health business and higher net risk retention, partially offset by planned reductions in the legacy CoverXSpecialty business). Zenith National's net premiums written increased by 5.9% in the third quarter of 2014 (3.3% in the first nine months of 2014) primarily reflecting premium rate increases. Net premiums written by Fairfax Asia decreased by 3.1% in the third quarter of 2014 primarily as a result of decreased writings in the miscellaneous and property lines of business, partially offset by increased writings in the commercial automobile line of business and increased by 18.0% in the first nine months of 2014 primarily as a result of increased writings in the commercial automobile, property and marine hull lines of business. OdysseyRe’s net premiums written decreased by 3.0% in the third quarter of 2014 (0.2% in the first nine months of 2014) relative to the comparable periods in 2013, primarily reflecting declines in writings of reinsurance business (primarily proportional and excess of loss property lines of business) due to competitive market conditions, partially offset by growth across most lines of business in the U.S. insurance division. Net premiums written by the Insurance and Reinsurance – Other reporting segment increased by 3.6% in the third quarter of 2014, primarily reflecting a modest increase in net risk retained within the Fairfax group, partially offset by the non-renewal by Polish Re of certain classes of business where terms and conditions were considered inadequate. Net premiums written by the Insurance and Reinsurance – Other reporting segment decreased by 11.1% in the first nine months of 2014, primarily reflecting the non-renewal by Advent and, as noted above, by Polish Re of certain classes of business where terms and conditions were considered inadequate.

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for runoff operations, as well as the earnings contributions from the Other reporting segment for the three and nine months ended September 30, 2014 and 2013. In that table, interest and dividends in the consolidated statements of earnings are presented separately as they relate to the insurance and reinsurance operating segments, and included in Runoff, Corporate overhead and other, and Other as they relate to those segments. Net realized gains before equity hedges, net change in unrealized gains (losses) before equity hedges and equity hedging net losses are each shown separately to present more meaningfully the results of the company's investment management strategies.

	Third quarter		First nine months
Combined ratios	2014	2013	2014	2013
Insurance - Canada (Northbridge)	94.3%	101.5%	96.4%	100.8%
- U.S. (Crum & Forster and Zenith National)	94.0%	98.4%	95.4%	100.4%
- Asia (Fairfax Asia)	74.2%	80.9%	87.6%	87.3%
Reinsurance - OdysseyRe	88.3%	87.6%	87.6%	85.6%
Insurance and Reinsurance - Other	99.0%	96.4%	98.2%	98.3%
Consolidated	91.2%	93.4%	92.3%	93.9%

Sources of net earnings
Underwriting
Insurance - Canada (Northbridge)	14.0	(3.7)	25.5	(5.8)
- U.S. (Crum & Forster and Zenith National)	31.1	7.9	69.2	(5.9)
- Asia (Fairfax Asia)	16.7	12.4	25.9	23.1
Reinsurance - OdysseyRe	73.3	84.1	218.9	257.8
Insurance and Reinsurance - Other	1.1	4.0	5.4	5.4
Underwriting profit	136.2	104.7	344.9	274.6
Interest and dividends - insurance and reinsurance	86.9	55.4	271.2	231.1
Operating income	223.1	160.1	616.1	505.7
Runoff (excluding net gains (losses) on investments)	(16.6)	(8.0)	(66.8)	(13.7)
Other reporting segment	9.4	11.3	39.9	27.5
Interest expense	(52.5)	(53.4)	(153.3)	(159.9)
Corporate overhead and other	(41.2)	(62.0)	(86.3)	(100.4)
Pre-tax income before net gains (losses) on investments	122.2	48.0	349.6	259.2
Net realized gains before equity hedges	16.2	250.8	724.5	622.0
Pre-tax income including net realized gains before equity hedges	138.4	298.8	1,074.1	881.2
Net change in unrealized gains (losses) before equity hedges	110.3	(263.0)	1,076.3	(447.5)
Equity hedging net gain (losses)	367.2	(816.4)	108.0	(1,409.4)
Pre-tax income (loss)	615.9	(780.6)	2,258.4	(975.7)
Income taxes	(140.9)	211.5	(632.0)	413.0
Net earnings (loss)	475.0	(569.1)	1,626.4	(562.7)

Attributable to:
Shareholders of Fairfax	461.2	(571.7)	1,609.5	(567.9)
Non-controlling interests	13.8	2.6	16.9	5.2
	475.0	(569.1)	1,626.4	(562.7)

Net earnings (loss) per share	$21.10	$(29.02)	$73.92	$(30.34)
Net earnings (loss) per diluted share	$20.68	$(29.02)	$72.53	$(30.34)
Cash dividends paid per share	$—	$—	$10.00	$10.00

The company's insurance and reinsurance operations produced underwriting profits of $136.2 and $344.9 (combined ratios of 91.2% and 92.3%) in the third quarter and first nine months of 2014 compared to underwriting profits of $104.7 and $274.6 (combined ratios of 93.4% and 93.9%) in the third quarter and first nine months of 2013 respectively. The increase in underwriting profit in the third quarter and first nine months of 2014 principally reflected improved non-catastrophe underwriting margins related to the current accident year and lower current period catastrophe losses, partially offset by a modest increase in operating expenses. The combined ratio in the third quarter and first nine months of 2014 included 4.2 and 3.4 percentage points ($64.8 and $151.2) of current period catastrophe losses compared to 4.7 and 4.9 percentage points ($74.3 and $218.2) in the third quarter and first nine months of 2013 respectively.

	Third quarter						First nine months
	2014			2013			2014			2013
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Windstorm Ela	15.0	1.0		—	—		41.3	0.9		—	—
Alberta floods	—	—		14.8	0.9		—	—		66.7	1.5
Central Europe floods	—	—		(3.5)	(0.2)		—	—		28.7	0.6
Toronto floods	—	—		27.7	1.7		—	—		27.7	0.6
Germany hail storms	—	—		17.2	1.1		—	—		17.2	0.4
Other	49.8	3.2		18.1	1.2		109.9	2.5		77.9	1.8
	64.8	4.2	points	74.3	4.7	points	151.2	3.4	points	218.2	4.9	points

(1)	Net of reinstatement premiums.

The following table presents the components of the company's combined ratios for the three and nine months ended September 30, 2014 and 2013:

	Third quarter		First nine months
	2014	2013	2014	2013
Underwriting profit	136.2	104.7	344.9	274.6

Loss & LAE - accident year	66.8%	69.7%	65.7%	68.2%
Commissions	15.2%	15.4%	16.0%	16.0%
Underwriting expense	15.4%	13.7%	15.7%	14.8%
Combined ratio - accident year	97.4%	98.8%	97.4%	99.0%
Net favourable development	(6.2)%	(5.4)%	(5.1)%	(5.1)%
Combined ratio - calendar year	91.2%	93.4%	92.3%	93.9%

Net favourable development of $96.2 (6.2 combined ratio points) and $227.3 (5.1 combined ratio points) in the third quarter and first nine months of 2014 respectively and $86.2 (5.4 combined ratio points) and $228.1 (5.1 combined ratio points) in the third quarter and first nine months of 2013 respectively was comprised as follows:

	Third quarter		First nine months
	2014	2013	2014	2013
Insurance - Canada (Northbridge)	(14.4)	(45.2)	(56.7)	(107.6)
- U.S. (Crum & Forster and Zenith National)	(21.3)	(8.1)	(54.8)	(18.1)
- Asia (Fairfax Asia)	(13.5)	0.2	(8.0)	(5.8)
Reinsurance - OdysseyRe	(34.7)	(26.3)	(81.5)	(80.3)
Insurance and Reinsurance - Other	(12.3)	(6.8)	(26.3)	(16.3)
Insurance and reinsurance operations	(96.2)	(86.2)	(227.3)	(228.1)

The commission expense ratio (15.2% and 16.0% in the third quarter and first nine months of 2014 compared to 15.4% and 16.0% in the third quarter and first nine months of 2013 respectively), although relatively stable year-over-year, reflected changes in the mix of business at Northbridge and increased profit commission on reinsurance ceded by First Capital, partially offset by increased commission rates on quota share treaty business and changes in the mix of insurance business at OdysseyRe.
The increase in the underwriting expense ratio from 13.7% in the third quarter of 2013 to 15.4% in the third quarter of 2014 was primarily due to increased underwriting expenses of 10.1% and decreased net premiums earned of 2.6%. The increase in the underwriting expense ratio from 14.8% in the first nine months of 2013 to 15.7% in the first nine months of 2014 was primarily due to increased underwriting expenses of 6.4%. The increase in underwriting expenses in the third quarter and first nine months of 2014 primarily reflected increased compensation and legal expenses.

Operating expenses in the consolidated statements of earnings include only the operating expenses of the company’s insurance and reinsurance and runoff operations and corporate overhead. Operating expenses increased from $314.4 in the third quarter of 2013 to $328.1 in the third quarter of 2014 (increased from $886.1 in the first nine months of 2013 to $929.9 in the first nine months of 2014) primarily as a result of increased underwriting expenses of the insurance and reinsurance operations (described above) and higher operating expenses at Runoff (primarily reflecting incremental operating expenses associated with the Everest Re reinsurance transaction in the third quarter of 2014 and the acquisition of American Safety on October 3, 2013), partially offset by decreased Fairfax and subsidiary holding companies' corporate overhead. Fairfax holding companies' corporate overhead decreased in the third quarter and first nine months of 2014 primarily as a result of lower compensation expenses and legal fees and one-time expenses incurred in 2013 related to the acquisitions of American Safety and Hartville. Subsidiary holding companies' corporate overhead decreased in the third quarter and first nine months of 2014 primarily as a result of a non-recurring charge of $31.2 incurred at Northbridge in 2013 related to redundant software development costs, partially offset by higher restructuring costs and charitable donations.
Other expenses increased from $261.9 and $630.2 in the third quarter and first nine months of 2013 to $391.8 and $1,016.8 in the third quarter and first nine months of 2014 respectively, primarily as a result of the consolidation of the operating expenses of Praktiker (acquired on June 5, 2014), The Keg (acquired February 4, 2014) and IKYA (acquired on May 14, 2013), partially offset by lower operating expenses following the disposition of Prime Restaurants (sold on October 31, 2013).
The company reported net earnings attributable to shareholders of Fairfax of $461.2 (net earnings of $21.10 per basic share and $20.68 per diluted share) in the third quarter of 2014 compared to a net loss attributable to shareholders of Fairfax of $571.7 (a net loss of $29.02 per basic and diluted share) in the third quarter of 2013. The company reported net earnings attributable to shareholders of Fairfax of $1,609.5 (net earnings of $73.92 per basic share and $72.53 per diluted share) in the first nine months of 2014 compared to a net loss attributable to shareholders of Fairfax of $567.9 (a net loss of $30.34 per basic and diluted share) in the first nine months of 2013. The year-over-year increase in profitability in the third quarter and first nine months of 2014 was primarily due to significant net gains on investments and higher underwriting profitability, partially offset by the increased provision for income taxes.
Common shareholders’ equity increased from $7,186.7 at December 31, 2013 to $8,553.9 at September 30, 2014 primarily reflecting net earnings attributable to shareholders of Fairfax ($1,609.5) and increased accumulated other comprehensive income (an increase of $19.0 in the first nine months of 2014 primarily related to the share of gains on defined benefit plans of associates, partially offset by the share of other comprehensive loss of associates and net unrealized foreign currency translation losses), partially offset by the payment of dividends on the company's common and preferred shares ($259.0). Common shareholders’ equity at September 30, 2014 was $8,553.9 or $403.76 per basic share compared to $7,186.7 or $339.00 per basic share at December 31, 2013, representing an increase per basic share in the first nine months of 2014 of 19.1% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2014, or an increase of 22.1% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company's sources of net earnings shown by reporting segment are set out below for the three and nine months ended September 30, 2014 and 2013. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re.

Quarter ended September 30, 2014

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	276.3	563.0	134.9	672.2	138.9	1,785.3	88.6	—	—	(29.5)	1,844.4
Net premiums written	223.1	473.1	52.8	585.9	103.1	1,438.0	85.8	—	—	—	1,523.8
Net premiums earned	246.4	513.8	64.7	628.3	98.9	1,552.1	89.2	—	—	—	1,641.3
Underwriting profit (loss)	14.0	31.1	16.7	73.3	1.1	136.2	(36.4)	—	—	—	99.8
Interest and dividends	5.9	15.1	22.1	37.0	6.8	86.9	19.8	2.4	(5.1)	16.4	120.4
Operating income (loss)	19.9	46.2	38.8	110.3	7.9	223.1	(16.6)	2.4	(5.1)	16.4	220.2
Net gains (losses) on investments	73.0	144.7	(0.8)	112.8	7.4	337.1	91.2	42.7	22.7	—	493.7
Other reporting segment	—	—	—	—	—	—	—	7.0	—	—	7.0
Interest expense	—	(1.2)	—	(3.2)	(1.1)	(5.5)	(0.3)	(3.1)	(43.6)	—	(52.5)
Corporate overhead	(4.6)	(19.4)	—	(8.9)	0.2	(32.7)	—	—	(3.4)	(16.4)	(52.5)
Pre-tax income (loss)	88.3	170.3	38.0	211.0	14.4	522.0	74.3	49.0	(29.4)	—	615.9
Income taxes											(140.9)
Net earnings											475.0

Attributable to:
Shareholders of Fairfax											461.2
Non-controlling interests											13.8
											475.0

Quarter ended September 30, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	265.1	554.7	141.8	880.8	123.8	1,966.2	0.7	—	—	(12.8)	1,954.1
Net premiums written	217.0	468.0	54.5	730.2	99.5	1,569.2	0.5	—	—	—	1,569.7
Net premiums earned	251.3	490.6	64.8	675.7	111.3	1,593.7	1.1	—	—	—	1,594.8
Underwriting profit (loss)	(3.7)	7.9	12.4	84.1	4.0	104.7	(23.7)	—	—	—	81.0
Interest and dividends	2.6	8.5	10.1	32.2	2.0	55.4	15.7	—	(6.1)	16.4	81.4
Operating income (loss)	(1.1)	16.4	22.5	116.3	6.0	160.1	(8.0)	—	(6.1)	16.4	162.4
Net losses on investments	(108.0)	(183.7)	(7.8)	(332.4)	(12.7)	(644.6)	(105.2)	—	(78.8)	—	(828.6)
Other reporting segment	—	—	—	—	—	—	—	11.3	—	—	11.3
Interest expense	—	(1.2)	—	(6.7)	(1.1)	(9.0)	—	(1.6)	(42.8)	—	(53.4)
Corporate overhead	(30.8)	(9.1)	(0.1)	(6.0)	—	(46.0)	—	—	(9.9)	(16.4)	(72.3)
Pre-tax income (loss)	(139.9)	(177.6)	14.6	(228.8)	(7.8)	(539.5)	(113.2)	9.7	(137.6)	—	(780.6)
Income taxes											211.5
Net loss											(569.1)

Attributable to:
Shareholders of Fairfax											(571.7)
Non-controlling interests											2.6
											(569.1)

Nine months ended September 30, 2014

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	819.5	1,860.5	437.8	2,109.5	428.4	5,655.7	98.9	—	—	(73.3)	5,681.3
Net premiums written	708.2	1,598.4	225.2	1,832.2	321.9	4,685.9	95.7	—	—	—	4,781.6
Net premiums earned	706.1	1,493.5	208.8	1,770.8	289.8	4,469.0	142.2	—	—	—	4,611.2
Underwriting profit (loss)	25.5	69.2	25.9	218.9	5.4	344.9	(123.2)	—	—	—	221.7
Interest and dividends	19.3	46.6	46.7	136.9	21.7	271.2	56.4	6.8	(24.4)	64.4	374.4
Operating income (loss)	44.8	115.8	72.6	355.8	27.1	616.1	(66.8)	6.8	(24.4)	64.4	596.1
Net gains on investments	210.2	453.4	8.3	694.9	125.6	1,492.4	374.4	40.6	1.4	—	1,908.8
Loss on repurchase of long term debt	—	—	—	—	—	—	—	—	(0.1)	—	(0.1)
Other reporting segment	—	—	—	—	—	—	—	33.1	—	—	33.1
Interest expense	—	(3.6)	—	(9.5)	(3.2)	(16.3)	(0.8)	(9.1)	(127.1)	—	(153.3)
Corporate overhead	(7.7)	(31.1)	—	(21.4)	(0.4)	(60.6)	—	—	(1.2)	(64.4)	(126.2)
Pre-tax income (loss)	247.3	534.5	80.9	1,019.8	149.1	2,031.6	306.8	71.4	(151.4)	—	2,258.4
Income taxes											(632.0)
Net earnings											1,626.4

Attributable to:
Shareholders of Fairfax											1,609.5
Non-controlling interests											16.9
											1,626.4

Nine months ended September 30, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	860.0	1,749.5	395.5	2,112.4	426.4	5,543.8	1.0	—	—	6.7	5,551.5
Net premiums written	769.0	1,486.4	190.9	1,835.9	322.8	4,605.0	0.5	—	—	—	4,605.5
Net premiums earned	740.1	1,433.2	182.1	1,788.4	326.6	4,470.4	32.7	—	—	—	4,503.1
Underwriting profit (loss)	(5.8)	(5.9)	23.1	257.8	5.4	274.6	(68.9)	—	—	—	205.7
Interest and dividends	12.0	42.4	36.1	129.0	11.6	231.1	55.2	0.4	(17.5)	69.9	339.1
Operating income (loss)	6.2	36.5	59.2	386.8	17.0	505.7	(13.7)	0.4	(17.5)	69.9	544.8
Net gains (losses) on investments	(39.9)	(359.8)	(29.2)	(679.7)	17.7	(1,090.9)	(242.3)	—	98.3	—	(1,234.9)
Loss on repurchase of long term debt	—	—	—	—	—	—	—	—	(3.4)	—	(3.4)
Other reporting segment	—	—	—	—	—	—	—	27.1	—	—	27.1
Interest expense	—	(3.6)	—	(20.4)	(3.2)	(27.2)	—	(3.3)	(129.4)	—	(159.9)
Corporate overhead	(35.7)	(28.0)	(0.1)	(15.9)	(0.1)	(79.8)	—	—	0.3	(69.9)	(149.4)
Pre-tax income (loss)	(69.4)	(354.9)	29.9	(329.2)	31.4	(692.2)	(256.0)	24.2	(51.7)	—	(975.7)
Income taxes											413.0
Net loss											(562.7)

Attributable to:
Shareholders of Fairfax											(567.9)
Non-controlling interests											5.2
											(562.7)

Components of Net Earnings

Underwriting and Operating Income
Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Runoff and Other by reporting segment for the three and nine months ended September 30, 2014 and 2013.
Canadian Insurance - Northbridge

	Third quarter		First nine months
	2014	2013	2014	2013
Underwriting profit (loss)	14.0	(3.7)	25.5	(5.8)

Loss & LAE - accident year	66.0%	81.1%	69.3%	78.6%
Commissions	16.4%	17.6%	16.6%	16.8%
Underwriting expenses	17.7%	20.8%	18.5%	19.9%
Combined ratio - accident year	100.1%	119.5%	104.4%	115.3%
Net favourable development	(5.8)%	(18.0)%	(8.0)%	(14.5)%
Combined ratio - calendar year	94.3%	101.5%	96.4%	100.8%

Gross premiums written	276.3	265.1	819.5	860.0
Net premiums written	223.1	217.0	708.2	769.0
Net premiums earned	246.4	251.3	706.1	740.1
Underwriting profit (loss)	14.0	(3.7)	25.5	(5.8)
Interest and dividends	5.9	2.6	19.3	12.0
Operating income (loss)	19.9	(1.1)	44.8	6.2
Net gains (losses) on investments	73.0	(108.0)	210.2	(39.9)
Pre-tax income (loss) before interest and other	92.9	(109.1)	255.0	(33.7)
Northbridge reported underwriting profits of $14.0 and $25.5 and combined ratios of 94.3% and 96.4% in the third quarter and first nine months of 2014 respectively compared to underwriting losses of $3.7 and $5.8 and combined ratios of 101.5% and 100.8% in the third quarter and first nine months of 2013 respectively. The increase in underwriting profit principally reflected lower current period catastrophe losses and improved underwriting margins related to the current accident year, partially offset by lower net favourable prior year reserve development.
Current period catastrophe losses of $7.5 (3.1 combined ratio points) and $7.6 (1.1 combined ratio points) in the third quarter and first nine months of 2014 respectively were principally related to August hailstorms in Alberta. Current period catastrophe losses of $22.3 (8.9 combined ratio points) in the third quarter of 2013 were principally related to the Toronto floods. Current period catastrophe losses (inclusive of reinstatement premiums) of $55.9 (7.6 combined ratio points) in the first nine months of 2013 were principally comprised of the impact of the Alberta floods of $35.0 (4.8 combined ratio points) and the Toronto floods of $16.7 (2.3 combined ratio points). Net favourable prior year reserve development decreased from $45.2 (18.0 combined ratio points) and $107.6 (14.5 combined ratio points) in the third quarter and first nine months of 2013 respectively to $14.4 (5.8 combined ratio points) and $56.7 (8.0 combined ratio points) in the third quarter and first nine months of 2014 respectively, and reflected better than expected emergence across most accident years (primarily in the general liability, commercial automobile and personal automobile lines of business).
Northbridge's underwriting expense ratio decreased from 20.8% and 19.9% in the third quarter and first nine months of 2013 respectively to 17.7% and 18.5% in the third quarter and first nine months of 2014 respectively, primarily as a result of lower compensation and benefits expense and the impact (expressed in Canadian dollars) of increases in net premiums earned in the third quarter and first nine months of 2014 of 2.7% and 2.0% respectively. Northbridge's commission expense ratio decreased from 17.6% and 16.8% in the third quarter and first nine months of 2013 respectively to 16.4% and 16.6% in the third quarter and first nine months of 2014 respectively primarily as a result of changes in mix of business.
Gross premiums written increased by 8.9% from Cdn$276.0 in the third quarter of 2013 to Cdn$300.7 in the third quarter of 2014 (increased by 1.8% from Cdn$880.3 in the first nine months of 2013 to Cdn$896.4 in the first nine months of 2014) reflecting the year-over-year increase in gross premiums written at Federated Insurance and in the Western and Quebec regions at Northbridge Insurance, partially offset by the strategic non-renewal of an unprofitable portfolio at Northbridge Insurance. The increase of 8.9% in the third quarter of 2014 also reflected the timing of gross premiums written related to a fronting arrangement in the specialty risk segment at Northbridge Insurance.
Effective January 1, 2013 Northbridge discontinued its 10% participation on a quota share reinsurance contract with Group Re and received $39.1 (Cdn$39.4) of unearned premium which had previously been ceded to Group Re (the "unearned premium portfolio transfer"). In Canadian dollar terms, net premiums written increased by 7.2% in the third quarter of 2014 and increased by 3.6% in the first nine months of 2014 (excluding the one-time impact of the unearned premium portfolio transfer) primarily reflecting higher net risk retention combined with the same factors which affected gross premiums written in the third quarter and first nine months of 2014 (except for the impact of the fronting arrangement in the specialty risk segment in the third quarter of 2014 where the impact on net premiums written was nominal). In Canadian dollar terms, net premiums earned increased by 2.7% and 2.0% in the third quarter and first nine months of 2014 respectively reflecting the growth in net premiums written in 2013 and the first half of 2014.

The significant year-over-year increase in net gains on investments (as set out in the table below), the improvement in underwriting profitability and higher interest and dividend income (reflecting lower investment management and administration fees and lower total return swap expense) produced pre-tax income before interest and other of $92.9 in the third quarter of 2014 ($255.0 in the first nine months of 2014) compared to a pre-tax loss before interest and other of $109.1 in the third quarter of 2013 ($33.7 in the first nine months of 2013).

	Third quarter		First nine months
	2014	2013	2014	2013
Equity and equity-related holdings	6.9	5.2	152.4	109.4
Equity hedges	33.4	(89.4)	(19.6)	(138.4)
Bonds	0.9	(4.8)	54.4	(30.0)
Preferred stocks	(1.5)	(0.9)	(3.4)	(3.2)
CPI-linked derivatives	(2.2)	(6.4)	(15.3)	(23.2)
Foreign currency	35.8	(9.7)	38.4	24.0
Gain on disposition of associates	—	—	7.2	22.2
Other	(0.3)	(2.0)	(3.9)	(0.7)
Net gains (losses) on investments	73.0	(108.0)	210.2	(39.9)
Northbridge's cash resources, excluding the impact of foreign currency translation, decreased by $223.7 in the first nine months of 2014 compared to an increase of $900.0 in the first nine months of 2013. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) decreased from $44.9 in the first nine months of 2013 to $24.6 in the first nine months of 2014 primarily as a result of lower net premiums collected and lower income tax recoveries, partially offset by lower net claims paid.

U.S. Insurance — Crum & Forster and Zenith National (1)

	Third quarter
	2014			2013
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Underwriting profit	0.9	30.2	31.1	2.2	5.7	7.9

Loss & LAE - accident year	67.1%	61.2%	65.0%	68.6%	68.1%	68.3%
Commissions	13.3%	9.8%	12.0%	13.3%	9.8%	12.1%
Underwriting expenses	19.3%	24.2%	21.1%	17.4%	23.5%	19.6%
Combined ratio - accident year	99.7%	95.2%	98.1%	99.3%	101.4%	100.0%
Net favourable development	—	(11.4)%	(4.1)%	—	(4.6)%	(1.6)%
Combined ratio - calendar year	99.7%	83.8%	94.0%	99.3%	96.8%	98.4%

Gross premiums written	407.5	155.5	563.0	407.1	147.6	554.7
Net premiums written	320.5	152.6	473.1	323.9	144.1	468.0
Net premiums earned	327.0	186.8	513.8	314.9	175.7	490.6
Underwriting profit	0.9	30.2	31.1	2.2	5.7	7.9
Interest and dividends	11.0	4.1	15.1	4.0	4.5	8.5
Operating income	11.9	34.3	46.2	6.2	10.2	16.4
Net gains (losses) on investments	92.7	52.0	144.7	(149.8)	(33.9)	(183.7)
Pre-tax income (loss) before interest and other	104.6	86.3	190.9	(143.6)	(23.7)	(167.3)

	First nine months
	2014			2013
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Underwriting profit (loss)	5.4	63.8	69.2	(3.4)	(2.5)	(5.9)

Loss & LAE - accident year	66.5%	63.5%	65.4%	69.5%	68.9%	69.2%
Commissions	13.4%	9.7%	12.2%	13.2%	9.9%	12.1%
Underwriting expenses	19.5%	25.1%	21.5%	17.7%	25.4%	20.4%
Combined ratio - accident year	99.4%	98.3%	99.1%	100.4%	104.2%	101.7%
Net favourable development	—	(10.4)%	(3.7)%	—	(3.7)%	(1.3)%
Combined ratio - calendar year	99.4%	87.9%	95.4%	100.4%	100.5%	100.4%

Gross premiums written	1,257.6	602.9	1,860.5	1,162.8	586.7	1,749.5
Net premiums written	1,005.0	593.4	1,598.4	912.0	574.4	1,486.4
Net premiums earned	964.6	528.9	1,493.5	939.5	493.7	1,433.2
Underwriting profit (loss)	5.4	63.8	69.2	(3.4)	(2.5)	(5.9)
Interest and dividends	30.1	16.5	46.6	24.7	17.7	42.4
Operating income	35.5	80.3	115.8	21.3	15.2	36.5
Net gains (losses) on investments	309.1	144.3	453.4	(245.5)	(114.3)	(359.8)
Pre-tax income (loss) before interest and other	344.6	224.6	569.2	(224.2)	(99.1)	(323.3)

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Crum & Forster
On October 3, 2013 Crum & Forster assumed the renewal rights to American Safety’s environmental casualty, excess and surplus lines casualty, property and package lines of business. On July 3, 2013 Crum & Forster acquired a 100% interest in Hartville Group, Inc. ("Hartville"). Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2013 for a detailed discussion of these acquisitions. Incremental gross premiums written related to the renewal of the American Safety business was $16.2 in the third quarter of 2014 ($60.5 in the first nine months of 2014) principally in the environmental casualty and CoverXSpecialty divisions.

Crum & Forster reported underwriting profits of $0.9 and $5.4 and combined ratios of 99.7% and 99.4% in the third quarter and first nine months of 2014 respectively compared to an underwriting profit of $2.2 and an underwriting loss of $3.4 and combined ratios of 99.3% and 100.4% in the third quarter and first nine months of 2013 respectively. Current period catastrophe losses were not significant in the third quarters of 2014 and 2013 and the first nine months of 2013. Crum & Forster's combined ratio in the first nine months of 2014 included 1.3 combined ratio points ($12.8) of current period catastrophe losses related to the effects of storms and severe winter weather in the U.S. northeast and storms in the U.S. midwest. The underwriting results in the first nine months of 2013 included the impact of a single large loss of $8.0 (0.8 of a combined ratio point). There was no significant net prior year reserve development in the third quarters or first nine months of 2014 and 2013.

Crum & Forster's underwriting expense ratio (excluding commissions) increased from 17.4% and 17.7% in the third quarter and first nine months of 2013 respectively to 19.3% and 19.5% in the third quarter and first nine months of 2014 respectively, primarily as a result of a business interruption insurance benefit received by the Seneca division in the third quarter of 2013 related to Hurricane Sandy and the incremental operating expenses related to the acquisition of American Safety.

Gross premiums written increased by 0.1% from $407.1 in the third quarter of 2013 to $407.5 in the third quarter of 2014 with the relative contributions from specialty lines and standard lines remaining stable on a year-over-year basis. Gross premiums written increased by 8.2% from $1,162.8 in the first nine months of 2013 to $1,257.6 in the first nine months of 2014 primarily reflecting increases in specialty lines ($78.7) and standard lines ($16.1). The increase in specialty lines primarily reflected the incremental contribution from American Safety to the environmental casualty and CoverXSpecialty businesses and growth in the Fairmont accident and health business, partially offset by planned reductions in the legacy CoverXSpecialty business. Net premiums written decreased by 1.0% in the third quarter of 2014 primarily due to increased ceded premium in the CoverXSpecialty business. Net premiums written increased by 10.2% in the first nine months of 2014 consistent with the change in gross premiums written and also reflected higher net risk retention in certain lines of business and the corresponding decrease in premiums ceded to reinsurers. Net premiums earned increased by 3.8% in the third quarter of 2014 primarily reflecting the incremental contribution from American Safety. The increase in net premiums earned of 2.7% in the first nine months of 2014 lagged the growth in net premiums written principally as a result of the reductions in net premiums written in 2013 in the legacy CoverXSpecialty business and in standard lines, partially offset by the impact of the timing of earned premiums related to the American Safety business.
The significant increase in net gains on investments (as set out in the table below) and higher interest and dividend income (primarily reflecting increased share of profit of associates and lower total return swap expense), partially offset by the modest decrease in underwriting profitability, produced pre-tax income before interest and other of $104.6 in the third quarter of 2014 compared to a pre-tax loss before interest and other of $143.6 in the third quarter of 2013. The significant increase in net gains on investments (as set out in the table below), the improvement in underwriting profitability and higher interest and dividend income (primarily reflecting increased share of profit of associates, partially offset by lower dividends received on common stocks), produced pre-tax income before interest and other of $344.6 in the first nine months of 2014 compared to a pre-tax loss before interest and other of $224.2 in the first nine months of 2013.
Crum & Forster’s cash resources, excluding the impact of foreign currency translation, decreased by $28.2 in the first nine months of 2014 compared to a decrease of $66.0 in the first nine months of 2013. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) increased from $51.8 in the first nine months of 2013 to $91.0 in the first nine months of 2014) primarily as a result of lower net paid losses and higher net premium collections, partially offset by increased operating expenses.

Zenith National
Zenith National reported underwriting profits of $30.2 and $63.8 and combined ratios of 83.8% and 87.9% in the third quarter and first nine months of 2014 respectively compared to an underwriting profit of $5.7 and an underwriting loss of $2.5 and combined ratios of 96.8% and 100.5% in the third quarter and first nine months of 2013 respectively. Net premiums earned in the third quarter and first nine months of 2014 of $186.8 and $528.9 respectively increased from $175.7 and $493.7 in the third quarter and first nine months of 2013 respectively, principally reflecting premium rate increases. The improvement in Zenith National’s combined ratios in the third quarter and first nine months of 2014 compared to the third quarter and first nine months of 2013 reflected: decreases of 6.9 and 5.4 percentage points in the estimated accident year loss and LAE ratio in the third quarter and first nine months of 2014 respectively, due to favourable loss development trends for accident year 2013 combined with price increases equal to estimated loss trends for accident year 2014; and higher net favourable development of prior years' reserves of 11.4 and 10.4 percentage points in the third quarter and first nine months of 2014 respectively, reflecting net favourable emergence related to the 2011, 2012 and 2013 accident years.
The significant increase in net gains on investments (as set out in the table below) and the improvement in underwriting profitability, partially offset by slightly lower interest and dividend income, produced pre-tax income before interest and other of $86.3 in the third quarter of 2014 ($224.6 in the first nine months of 2014) compared to a pre-tax loss before interest and other of $23.7 in the third quarter of 2013 ($99.1 in the first nine months of 2013).
At September 30, 2014 Zenith National had unrestricted cash and cash equivalents of $63.8. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) increased from $80.0 in the first nine months of 2013 to $111.4 in the first nine months of 2014, primarily as a result of increased net premium collections.
Zenith National received a capital contribution of $10.0 from Fairfax in the first nine months of 2013.

Net gains (losses) on investments in the three and nine months ended September 30, 2014 and 2013 for the U.S. Insurance segment were comprised as shown in the following table:

	Third quarter
	2014			2013
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Common stocks and equity derivatives (excluding equity hedges)	26.4	5.0	31.4	34.6	25.7	60.3
Equity hedges	44.3	32.2	76.5	(133.9)	(38.2)	(172.1)
Bonds	21.1	9.8	30.9	(39.3)	(19.1)	(58.4)
CPI-linked derivatives	(2.3)	(0.2)	(2.5)	(8.6)	(4.0)	(12.6)
Gain on disposition of associates	0.1	—	0.1	—	—	—
Other	3.1	5.2	8.3	(2.6)	1.7	(0.9)
Net gains (losses) on investments	92.7	52.0	144.7	(149.8)	(33.9)	(183.7)

	First nine months
	2014			2013
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Common stocks and equity derivatives (excluding equity hedges)	118.0	56.1	174.1	173.2	62.1	235.3
Equity hedges	24.5	20.3	44.8	(246.6)	(91.0)	(337.6)
Bonds	169.4	68.6	238.0	(153.7)	(75.7)	(229.4)
CPI-linked derivatives	(15.0)	(6.1)	(21.1)	(14.1)	(8.6)	(22.7)
Gain on disposition of associates	10.5	—	10.5	—	—	—
Other	1.7	5.4	7.1	(4.3)	(1.1)	(5.4)
Net gains (losses) on investments	309.1	144.3	453.4	(245.5)	(114.3)	(359.8)

Asian Insurance - Fairfax Asia

	Third quarter		First nine months
	2014	2013	2014	2013
Underwriting profit	16.7	12.4	25.9	23.1

Loss & LAE - accident year	95.8%	73.1%	80.1%	76.6%
Commissions	(15.5)%	(5.6)%	(0.7)%	1.0%
Underwriting expenses	14.9%	13.1%	12.0%	12.9%
Combined ratio - accident year	95.2%	80.6%	91.4%	90.5%
Net adverse (favourable) development	(21.0)%	0.3%	(3.8)%	(3.2)%
Combined ratio - calendar year	74.2%	80.9%	87.6%	87.3%

Gross premiums written	134.9	141.8	437.8	395.5
Net premiums written	52.8	54.5	225.2	190.9
Net premiums earned	64.7	64.8	208.8	182.1
Underwriting profit	16.7	12.4	25.9	23.1
Interest and dividends	22.1	10.1	46.7	36.1
Operating income	38.8	22.5	72.6	59.2
Net gains (losses) on investments	(0.8)	(7.8)	8.3	(29.2)
Pre-tax income before interest and other	38.0	14.7	80.9	30.0

On May 21, 2014 Fairfax Asia completed the acquisition of an 80.0% interest in PT Batavia Mitratama Insurance (subsequently renamed PT Fairfax Insurance Indonesia ("Fairfax Indonesia")) for cash purchase consideration of $8.5 (98.2 billion Indonesian rupees). Subsequent to the acquisition, Fairfax Asia contributed an additional $12.9 to Fairfax Indonesia (maintaining its 80.0% interest) to support business expansion. Fairfax Indonesia is headquartered in Jakarta, Indonesia and underwrites general insurance, specializing in automobile coverage in Indonesia.
Fairfax Asia reported underwriting profits of $16.7 and $25.9 and combined ratios of 74.2% and 87.6% in the third quarter and first nine months of 2014 respectively compared to underwriting profits of $12.4 and $23.1 and combined ratios of 80.9% and 87.3% in the third quarter and first nine months of 2013 respectively. Each of First Capital, Falcon and Pacific Insurance produced combined ratios as set out in the following table:

	Third quarter		First nine months
	2014	2013	2014	2013
First Capital	51.3%	73.0%	75.3%	79.1%
Falcon	100.5%	92.8%	99.0%	98.0%
Pacific Insurance	99.1%	82.4%	102.1%	92.3%

The combined ratio in the third quarter of 2014 included 21.0 combined ratio points ($13.5) of net favourable prior year reserve development primarily related to miscellaneous, property and workers' compensation loss reserves, partially offset by net adverse development of commercial automobile loss reserves. The combined ratio in the first nine months of 2014 included 3.8 combined ratio points ($8.0) of net favourable prior year reserve development primarily related to property, miscellaneous and workers' compensation loss reserves, partially offset by net adverse development of commercial automobile loss reserves. The net favourable prior year reserve development in the third quarter and first nine months of 2014 at First Capital was partially offset by a one-time strengthening of its estimated current accident year loss and LAE ratios by 12.7 combined ratio points ($8.2) and 3.9 combined ratio points ($8.2) respectively. The combined ratio in the third quarter of 2013 included 0.3 of a combined ratio point ($0.2) of net adverse prior year reserve development primarily attributable to commercial automobile and accident and health loss reserves, partially offset by net favourable development related to marine hull and property loss reserves. The combined ratio in the first nine months of 2013 included 3.2 combined ratio points ($5.8) of net favourable prior year reserve development primarily related to workers' compensation, marine hull and commercial automobile loss reserves. The commission income ratio improved from 5.6% in the third quarter of 2013 to 15.5% in the third quarter of 2014 (the commission expense ratio of 1.0% in the first nine months of 2013 improved to a commission income ratio of 0.7% in the first nine months of 2014) primarily as a result of increased profit commission on reinsurance ceded by First Capital on its property and miscellaneous lines of business.

Gross premiums written, net premiums written and net premiums earned decreased during the third quarter of 2014 by 4.9%, 3.1% and 0.2% respectively, primarily as a result of decreased writings in the miscellaneous and property lines of business, partially offset by increased writings in the commercial automobile line of business. Gross premiums written, net premiums written and net premiums earned increased during the first nine months of 2014 by 10.7%, 18.0% and 14.7% respectively, primarily as a result of increased writings in the commercial automobile, property and marine hull lines of business.

The combination of increased interest and dividend income (reflecting the increased share of profit of associates, principally ICICI Lombard), lower net losses on investments (as set out in the table below) and increased underwriting profit, produced pre-tax income before interest and other of $38.0 in the third quarter of 2014 compared to pre-tax income before interest and other of $14.7 in the third quarter of 2013. The combination of increased net gains on investments (as set out in the table below), increased interest and dividend income (reflecting the increased share of profit of associates, principally ICICI Lombard) and increased underwriting profit, produced pre-tax income before interest and other of $80.9 in the first nine months of 2014 compared to pre-tax income before interest and other of $30.0 in the first nine months of 2013.

	Third quarter		First nine months
	2014	2013	2014	2013
Equity and equity-related holdings	(3.2)	3.2	3.9	4.7
Equity hedges	—	(9.9)	—	(30.1)
Bonds	(0.4)	0.2	2.9	(7.2)
Preferred stocks	0.1	0.2	0.3	(0.6)
Foreign currency	2.7	(1.3)	1.6	4.2
Other	—	(0.2)	(0.4)	(0.2)
Net gains (losses) on investments	(0.8)	(7.8)	8.3	(29.2)

Reinsurance - OdysseyRe(1)

	Third quarter		First nine months
	2014	2013	2014	2013
Underwriting profit	73.3	84.1	218.9	257.8

Loss & LAE - accident year	64.7%	66.3%	62.0%	61.9%
Commissions	19.4%	18.4%	20.1%	19.7%
Underwriting expenses	9.7%	6.8%	10.1%	8.5%
Combined ratio - accident year	93.8%	91.5%	92.2%	90.1%
Net favourable development	(5.5)%	(3.9)%	(4.6)%	(4.5)%
Combined ratio - calendar year	88.3%	87.6%	87.6%	85.6%

Gross premiums written	672.2	880.8	2,109.5	2,112.4
Net premiums written	585.9	730.2	1,832.2	1,835.9
Net premiums earned	628.3	675.7	1,770.8	1,788.4
Underwriting profit	73.3	84.1	218.9	257.8
Interest and dividends	37.0	32.2	136.9	129.0
Operating income	110.3	116.3	355.8	386.8
Net gains (losses) on investments	112.8	(332.4)	694.9	(679.7)
Pre-tax income (loss) before interest and other	223.1	(216.1)	1,050.7	(292.9)

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

On April 1, 2014 Hudson Insurance Group ("Hudson Insurance", a wholly owned subsidiary of OdysseyRe) completed the acquisition of certain assets and assumed certain liabilities associated with Motor Transport Underwriters, Inc. ("Motor Transport") for cash purchase consideration of $12.8. Motor Transport is a leading underwriting, claims and risk management specialist in the long-haul trucking industry.

On October 3, 2013 Hudson Insurance assumed the renewal rights to American Safety’s surety lines of business. Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2013 for a detailed discussion of this acquisition.

OdysseyRe reported underwriting profits of $73.3 and $218.9 and combined ratios of 88.3% and 87.6% in the third quarter and first nine months of 2014 respectively compared to underwriting profits of $84.1 and $257.8 and combined ratios of 87.6% and 85.6% in the third quarter and first nine months of 2013 respectively. The combined ratios in the third quarter and first nine months of 2014 included 6.6 and 6.4 combined ratio points ($41.4 and $112.1) respectively of current period catastrophe losses (net of reinstatement premiums) comprised of the effects of Windstorm Ela ($10.8 and $35.8 in the third quarter and first nine months of 2014 respectively) and other attritional catastrophe losses. The combined ratios in the third quarter and first nine months of 2013 included 7.3 and 7.7 combined ratio points ($49.5 and $138.4) respectively of current period catastrophe losses (net of reinstatement premiums) comprised of the effects of the Alberta floods ($10.1 and $25.1 in the third quarter and first nine months of 2013 respectively), the Toronto floods ($11.0 in each of the third quarter and first nine months of 2013), the central Europe floods ($23.2 which principally affected the first nine months of 2013) and other attritional catastrophe losses.

OdysseyRe's combined ratios in the third quarter and first nine months of 2014 included 5.5 combined ratio points ($34.7) and 4.6 combined ratio points ($81.5) respectively of net favourable prior year reserve development (split between catastrophe loss reserves and non-catastrophe loss reserves) compared to 3.9 combined ratio points ($26.3) and 4.5 combined ratio points ($80.3) in the third quarter and first nine months of 2013 respectively (principally related to catastrophe loss reserves). OdysseyRe's underwriting expense ratio increased from 6.8% and 8.5% in the third quarter and first nine months of 2013 respectively to 9.7% and 10.1% in the third quarter and first nine months of 2014 respectively, primarily due to incremental operating expenses associated with the acquisition of Motor Transport and the American Safety renewal rights, increased legal fees and lower net premiums earned on a year-over-year basis. OdysseyRe's commission expense ratio increased from 18.4% and 19.7% in the third quarter and first nine months of 2013 respectively to 19.4% and 20.1% in the third quarter and first nine months of 2014 respectively, primarily due to increased commission rates on quota share treaty business and changes in the mix of business.

In 2014, following recent enhancements to its underwriting systems and the accumulation of sufficient internal historical data, OdysseyRe commenced recognizing the majority of the premiums written in respect of its U.S. crop insurance business in the second quarter, whereas in 2013 these premiums were recognized in the third quarter. Applying the same recognition pattern for the U.S. crop insurance business as was adopted in the third quarter of 2014 to the third quarter of 2013, in the third quarter of 2013 OdysseyRe's gross premiums written, net premiums written and net premiums earned would have decreased by $190.6, $126.1 and $56.0 respectively, and its underwriting profit would have increased by $0.7.
In the third quarter of 2014 (excluding from the third quarter of 2013 the impact of the U.S. crop insurance business as described in the preceding paragraph), gross premiums written and net premiums written decreased by 2.6% and 3.0% respectively and net premiums earned increased by 1.4%. In the first nine months of 2014, gross premiums written, net premiums written and net premiums earned decreased by 0.1%, 0.2% and 1.0% respectively. The decreases in gross premiums written and net premiums written in the third quarter and first nine months of 2014 primarily reflected declines in writings of reinsurance business (primarily proportional and excess of loss property lines of business) due to competitive market conditions, partially offset by growth across most lines of business in the U.S. insurance division (principally related to one liability insurance program which was incepted in the first nine months of 2014), including incremental gross premiums written related to the renewal of the American Safety business ($6.2 and $19.4 in the third quarter and first nine months of 2014 respectively). Net premiums earned in third quarter and first nine months of 2014 reflected the growth in net premiums written in the U.S. Insurance division in prior periods (which was more than offset by lower net earned premium related to reinsurance business in the first nine months of 2014).
The significant increase in net gains on investments (as set out in the table below) and higher interest and dividend income (primarily reflecting increased share of profit of associates), partially offset by lower underwriting profit, produced pre-tax income before interest and other of $223.1 in the third quarter of 2014 ($1,050.7 in the first nine months of 2014) compared to a pre-tax loss before interest and other of $216.1 in the third quarter of 2013 ($292.9 in the first nine months of 2013).

	Third quarter		First nine months
	2014	2013	2014	2013
Equity and equity-related holdings	(94.3)	108.1	268.6	313.5
Equity hedges	177.9	(259.5)	113.3	(557.7)
Bonds	23.0	(103.6)	376.7	(358.5)
CPI-linked derivatives	(4.8)	(41.1)	(45.4)	(56.3)
Foreign currency	5.3	(8.9)	(10.9)	12.3
Gain on disposition of associates	0.1	—	11.5	12.2
Other	5.6	(27.4)	(18.9)	(45.2)
Net gains (losses) on investments	112.8	(332.4)	694.9	(679.7)
OdysseyRe’s cash resources, excluding the impact of foreign currency translation, increased by $45.1 in the first nine months of 2014 compared to a decrease of $130.5 in the first nine months of 2013. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) increased from $218.4 in the first nine months of 2013 to $331.9 in the first nine months of 2014, primarily as a result of the impact in the second quarter of 2013 of a large portfolio transfer of unearned premium related to a property quota share reinsurance contract.

Insurance and Reinsurance - Other

For the quarters ended September 30, 2014 and 2013

	Third quarter
	2014
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter-company	Total
Underwriting profit (loss)	6.8	—	(1.7)	(4.0)	—	1.1

Loss & LAE - accident year	67.7%	74.2%	85.0%	69.3%	—	72.8%
Commissions	27.1%	17.8%	16.7%	19.0%	—	21.4%
Underwriting expenses	2.5%	31.0%	6.5%	42.5%	—	17.2%
Combined ratio - accident year	97.3%	123.0%	108.2%	130.8%	—	111.4%
Net (favourable) adverse development	(14.3)%	(23.1)%	2.8%	2.8%	—	(12.4)%
Combined ratio - calendar year	83.0%	99.9%	111.0%	133.6%	—	99.0%

Gross premiums written	47.5	38.3	12.9	45.6	(5.4)	138.9
Net premiums written	47.0	32.6	8.8	14.7	—	103.1
Net premiums earned	39.3	32.1	15.6	11.9	—	98.9
Underwriting profit (loss)	6.8	—	(1.7)	(4.0)	—	1.1
Interest and dividends	1.8	2.2	0.9	1.9	—	6.8
Operating income (loss)	8.6	2.2	(0.8)	(2.1)	—	7.9
Net gains (losses) on investments	26.7	(19.3)	0.9	(0.9)	—	7.4
Pre-tax income (loss) before interest and other	35.3	(17.1)	0.1	(3.0)	—	15.3

	Third quarter
	2013
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	6.6	(2.8)	0.6	(0.4)	—	4.0

Loss & LAE - accident year	75.9%	75.3%	55.1%	59.4%	—	69.5%
Commissions	21.8%	18.1%	20.8%	18.3%	—	19.8%
Underwriting expenses	3.1%	18.7%	5.0%	34.3%	—	13.2%
Combined ratio - accident year	100.8%	112.1%	80.9%	112.0%	—	102.5%
Net (favourable) adverse development	(21.6)%	(5.7)%	16.7%	(9.0)%	—	(6.1)%
Combined ratio - calendar year	79.2%	106.4%	97.6%	103.0%	—	96.4%

Gross premiums written	35.7	34.5	25.2	32.8	(4.4)	123.8
Net premiums written	35.5	28.7	20.3	15.0	—	99.5
Net premiums earned	32.0	44.3	22.4	12.6	—	111.3
Underwriting profit (loss)	6.6	(2.8)	0.6	(0.4)	—	4.0
Interest and dividends	(0.3)	1.2	0.9	0.2	—	2.0
Operating income (loss)	6.3	(1.6)	1.5	(0.2)	—	6.0
Net gains (losses) on investments	(21.4)	4.6	0.1	4.0	—	(12.7)
Pre-tax income (loss) before interest and other	(15.1)	3.0	1.6	3.8	—	(6.7)

For the nine months ended September 30, 2014 and 2013

	First nine months
	2014
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter-company	Total
Underwriting profit (loss)	14.5	0.1	(1.2)	(8.0)	—	5.4

Loss & LAE - accident year	67.0%	71.2%	76.6%	67.8%	—	70.2%
Commissions	27.1%	18.5%	16.3%	14.1%	—	20.6%
Underwriting expenses	2.1%	26.4%	7.7%	38.9%	—	16.5%
Combined ratio - accident year	96.2%	116.1%	100.6%	120.8%	—	107.3%
Net adverse (favourable) development	(10.7)%	(16.2)%	1.9%	0.1%	—	(9.1)%
Combined ratio - calendar year	85.5%	99.9%	102.5%	120.9%	—	98.2%

Gross premiums written	124.3	168.2	46.3	119.8	(30.2)	428.4
Net premiums written	122.9	122.7	35.1	41.2	—	321.9
Net premiums earned	99.6	102.7	49.2	38.3	—	289.8
Underwriting profit (loss)	14.5	0.1	(1.2)	(8.0)	—	5.4
Interest and dividends	8.8	6.7	2.8	3.4	—	21.7
Operating income (loss)	23.3	6.8	1.6	(4.6)	—	27.1
Net gains on investments	84.5	39.5	0.6	1.0	—	125.6
Pre-tax income (loss) before interest and other	107.8	46.3	2.2	(3.6)	—	152.7

	First nine months
	2013
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	14.7	(5.0)	(2.6)	(1.7)	—	5.4

Loss & LAE - accident year	66.3%	70.3%	78.3%	59.7%	—	69.3%
Commissions	24.3%	18.7%	17.7%	16.2%	—	19.8%
Underwriting expenses	3.0%	19.1%	8.5%	33.0%	—	14.2%
Combined ratio - accident year	93.6%	108.1%	104.5%	108.9%	—	103.3%
Net favourable development	(9.3)%	(4.3)%	(0.2)%	(4.7)%	—	(5.0)%
Combined ratio - calendar year	84.3%	103.8%	104.3%	104.2%	—	98.3%

Gross premiums written	68.0	197.0	76.1	114.5	(29.2)	426.4
Net premiums written	65.9	145.6	63.2	48.1	—	322.8
Net premiums earned	93.7	132.1	61.5	39.3	—	326.6
Underwriting profit (loss)	14.7	(5.0)	(2.6)	(1.7)	—	5.4
Interest and dividends	3.2	4.6	2.8	1.0	—	11.6
Operating income (loss)	17.9	(0.4)	0.2	(0.7)	—	17.0
Net gains (losses) on investments	17.3	(1.8)	0.4	1.8	—	17.7
Pre-tax income (loss) before interest and other	35.2	(2.2)	0.6	1.1	—	34.7
Effective January 1, 2013 Group Re discontinued its 10% participation on an intercompany quota share reinsurance contract with Northbridge and returned $39.1 of unearned premium to Northbridge (the "unearned premium portfolio transfer").
The Insurance and Reinsurance – Other segment produced underwriting profits of $1.1 and $5.4 and combined ratios of 99.0% and 98.2% in the third quarter and first nine months of 2014 respectively compared to underwriting profits of $4.0 and $5.4 and combined ratios of 96.4% and 98.3% in the third quarter and first nine months of 2013 respectively. The decrease in underwriting profit in the third quarter of 2014 principally reflected the impact on Advent and Group Re of increased current period catastrophe losses, partially offset by an improvement in non-catastrophe underwriting margins related to the current accident year and increased net favourable prior year reserve development. Stable underwriting profitability in the first nine months of 2014 principally reflected increased net favourable prior year reserve development, partially offset by the effect of lower net premiums earned relative to fixed underwriting expenses.

The underwriting results in the third quarter and first nine months of 2014 included 15.5 combined ratio points ($15.3) and 6.5 combined ratio points ($18.7) respectively of current period catastrophe losses (principally attributable to the impact of storms in the U.S. Midwest and Windstorm Ela). The underwriting results in the third quarter of 2013 included $2.0 (1.8 combined ratio points) of current period catastrophe losses (principally attributable to the impact of the Germany hailstorms and Alberta floods). The underwriting results in the first nine months of 2013 included $21.1 (6.5 combined ratio points) of current period catastrophe losses (net of reinstatement premiums) principally comprised of $5.5 (1.7 combined ratio points) related to the central Europe floods, $6.6 (2.0 combined ratio points) related to the Alberta floods and $3.0 (0.9 of a combined ratio point) related to the Germany hailstorms. The expense ratio increased from 13.2% and 14.2% in the third quarter and first nine months of 2013 respectively to 17.2% and 16.5% in the third quarter and first nine months of 2014 respectively, primarily as a result of the effect of lower net premiums earned relative to fixed underwriting expenses.
The underwriting results in the third quarter and first nine months of 2014 included net favourable prior year reserve development of 12.4 combined ratio points ($12.3) and 9.1 combined ratio points ($26.3) respectively, primarily reflecting net favourable development at Advent (principally reflecting net favourable emergence on attritional loss reserves across most lines of business and prior years' catastrophe loss reserves) and Group Re (principally related to prior years' catastrophe loss reserves). The underwriting results in the third quarter and first nine months of 2013 included net favourable prior year reserve development of 6.1 combined ratio points ($6.8) and 5.0 combined ratio points ($16.3) respectively, across all operating segments (except for Polish Re which experienced net adverse development related to commercial automobile loss reserves in the third quarter of 2013).
Gross premiums written increased by 12.2% in the third quarter of 2014, reflecting increases at Fairfax Brasil (increased writings of infrastructure-related facultative business) and Group Re (a modest increase in net risk retained within the Fairfax group), partially offset by the non-renewal at Polish Re of certain classes of business where terms and conditions were considered inadequate. The increase in net premiums written of 3.6% in the third quarter of 2014 was lower than the increase in gross premiums written of 12.2% principally as a result of the increase in certain lower retention facultative business written at Fairfax Brasil. Net premiums earned decreased by 11.1% in the third quarter of 2014 reflecting the lower levels of net premiums written in 2013 and early 2014 by Advent (as new classes of business and their respective underwriters were integrated) and Polish Re.
Gross premiums written, net premiums written and net premiums earned decreased in the first nine months of 2014 by 8.0%, 11.1% and 11.3% respectively (excluding the unearned premium portfolio transfer which suppressed gross premiums written and net premiums written by Group Re in the first nine months of 2013 by $39.1), primarily reflecting the non-renewal of certain classes of business where terms and conditions were considered inadequate at Advent and Polish Re.
The year-over-year increase in net gains on investments (as set out in the table below) and higher interest and dividend income, partially offset by a modest decrease in underwriting profitability, produced pre-tax income before interest and other of $15.3 in the third quarter of 2014 compared to a pre-tax loss before interest and other of $6.7 in the third quarter of 2013. The year-over-year increase in net gains on investments (as set out in the table below) and higher interest and dividend income (primarily reflecting increased share of profit of associates) and stable underwriting profitability, produced pre-tax income before interest and other of $152.7 in the first nine months of 2014 compared to pre-tax income before interest and other of $34.7 in the first nine months of 2013. The gain on disposition of associate of $73.9 in the first nine months of 2013 as set out in the table below reflected the net gain recognized on the sale of the company's investment in The Brick.

	Third quarter		First nine months
	2014	2013	2014	2013
Equity and equity-related holdings	(7.0)	38.3	93.5	53.5
Equity hedges	20.5	(33.5)	12.9	(75.7)
Bonds	(4.2)	(1.2)	32.9	(15.1)
Preferred stocks	(11.6)	(13.8)	(21.8)	(16.1)
CPI-linked derivatives	(2.9)	(0.6)	(5.6)	(1.8)
Foreign currency	12.4	(1.4)	10.6	—
Gain on disposition of associates	—	—	2.8	73.9
Other	0.2	(0.5)	0.3	(1.0)
Net gains (losses) on investments	7.4	(12.7)	125.6	17.7

During the first nine months of 2013, Fairfax made capital contributions of $7.9 to Polish Re. During the first nine months of 2013, CRC Re paid a dividend-in-kind to Fairfax of $28.0 comprised of its 26.0% ownership interest in Ridley.

Runoff

	Third quarter		First nine months
	2014	2013	2014	2013
Gross premiums written	88.6	0.7	98.9	1.0
Net premiums written	85.8	0.5	95.7	0.5
Net premiums earned	89.2	1.1	142.2	32.7
Losses on claims	(89.6)	(0.2)	(162.1)	(21.6)
Operating expenses	(36.0)	(24.6)	(103.3)	(80.0)
Interest and dividends	19.8	15.7	56.4	55.2
Operating loss	(16.6)	(8.0)	(66.8)	(13.7)
Net gains (losses) on investments	91.2	(105.2)	374.4	(242.3)
Pre-tax income (loss) before interest and other	74.6	(113.2)	307.6	(256.0)

On August 29, 2014 U.S. Runoff entered into an agreement to reinsure a construction defect runoff portfolio of Everest Re (the ‘‘Everest Re reinsurance transaction’’) and received a cash premium of $84.6 as consideration for the assumption of $82.6 of net loss reserves. This construction defect runoff portfolio was principally comprised of direct policies issued to general contractors between 2002 and 2004, primarily in the western U.S. (predominantly California).
On August 18, 2014 Runoff commuted a $312.7 reinsurance recoverable from Brit Group for proceeds of $310.2, comprised of cash and investments, and recognized a loss of $2.5.
On October 3, 2013 Runoff acquired American Safety Insurance Holdings, Ltd. ("American Safety"). Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2013 for a detailed discussion of the acquisition.
On March 29, 2013 TIG Insurance commuted an $85.4 reinsurance recoverable for proceeds of $118.5 (principally cash consideration of $115.8) and recognized a gain of $33.1.
Runoff reported an operating loss of $16.6 in the third quarter of 2014 compared to an operating loss of $8.0 in the third quarter of 2013. Net premiums earned in the third quarter of 2014 principally reflected the impact of the Everest Re reinsurance transaction ($84.1) and the runoff of policies in force on the acquisition date of American Safety ($4.6). Losses on claims of $89.6 in the third quarter of 2014 primarily reflected the impact of the Everest Re reinsurance transaction ($82.6) and incurred losses related to premiums earned at American Safety ($5.0). Operating expenses increased from $24.6 in the third quarter of 2013 to $36.0 in the third quarter of 2014, primarily as a result of incremental operating expenses associated with the Everest Re transaction and American Safety. Interest and dividend income increased from $15.7 in the third quarter of 2013 to $19.8 in the third quarter of 2014 primarily reflecting increased share of profit of associates and lower total return swap expense.
Runoff reported an operating loss of $66.8 in the first nine months of 2014 compared to an operating loss of $13.7 in the first nine months of 2013. Net premiums earned in the first nine months of 2014 principally reflected the impact of the the Everest Re reinsurance transaction ($84.1) and the runoff of policies in force on the acquisition date of American Safety ($58.0). Net premiums earned in the first nine months of 2013 primarily reflected the runoff of policies in force on the acquisition date of RiverStone Insurance ($29.5). Losses on claims of $162.1 in the first nine months of 2014 primarily reflected the impact of the Everest Re reinsurance transaction ($82.6), incurred losses on premiums earned at American Safety ($45.9) and net strengthening of prior years' loss reserves at U.S. Runoff (TIG Insurance ($15.0) and Clearwater Insurance ($15.0)). Losses on claims of $21.6 in the first nine months of 2013 principally reflected net strengthening of prior years' loss reserves at U.S. Runoff (primarily asbestos and environmental loss reserves at TIG Insurance ($30.5)) and incurred losses on premiums earned at RiverStone Insurance ($17.2), partially offset by a gain on a significant reinsurance commutation ($33.1). Operating expenses increased from $80.0 in the first nine months of 2013 to $103.3 in the first nine months of 2014, primarily as a result of incremental operating expenses associated with the Everest Re reinsurance transaction and American Safety. Interest and dividend income increased from $55.2 in the first nine months of 2013 to $56.4 in the first nine months of 2014 primarily reflecting lower total return swap expense offset by lower dividends earned on common stocks.
The Runoff segment produced pre-tax income before interest and other of $74.6 in the third quarter of 2014 ($307.6 in the first nine months of 2014) compared to a pre-tax loss before interest and other of $113.2 in the third quarter of 2013 ($256.0 in the first nine months of 2013) with the year-over-year increase in profitability primarily due to the significant increase in net gains on investments (as set out in the table below), partially offset by the increased operating losses.

	Third quarter		First nine months
	2014	2013	2014	2013
Equity and equity-related holdings	14.7	79.2	150.4	169.7
Equity hedges	46.9	(126.2)	19.5	(242.1)
Bonds	20.2	(47.8)	205.6	(191.6)
CPI-linked derivatives	(1.9)	(1.3)	(10.2)	(4.7)
Foreign currency	11.0	(7.9)	4.5	16.3
Gain on disposition of associates	0.1	—	4.4	9.8
Other	0.2	(1.2)	0.2	0.3
Net gains (losses) on investments	91.2	(105.2)	374.4	(242.3)

Other

	Third quarter		First nine months
	2014	2013	2014	2013
Revenue	398.8	273.2	1,049.8	653.9
Expenses	(391.8)	(261.9)	(1,016.7)	(626.8)
Pre-tax income before interest and other	7.0	11.3	33.1	27.1
Interest and dividends	2.4	—	6.8	0.4
Net gains on investments	42.7	—	40.6	—
Pre-tax income before interest expense	52.1	11.3	80.5	27.5

On September 3, 2014 the company acquired control of Sterling Resorts through its 73.0%-owned Thomas Cook India subsidiary pursuant to the transaction described in note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2014. Having obtained control, Thomas Cook India was required to re-measure its existing ownership interest in Sterling Resorts at fair value as of September 3, 2014, resulting in the recognition of a one-time non-cash gain of $41.2, representing the difference between the fair value of the previously held interest in Sterling Resorts and its carrying value under the equity method of accounting.

On June 5, 2014 Fairfax completed the acquisition of a 100% interest in Praktiker for cash purchase consideration of $28.6 (€21.0 million). Praktiker is one of the largest home improvement and do-it-yourself goods retailers in Greece, operating 14 stores.

On February 4, 2014 the company completed the acquisition of 51.0% of the outstanding common shares of The Keg for cash purchase consideration of $76.7 (Cdn$85.0). The Keg franchises, owns and operates a network of premium dining restaurants across Canada and in select locations in the United States.

Ridley’s revenue and expenses fluctuate with changes in raw material prices. The increase in Ridley’s revenues from $134.0 in the third quarter of 2013 to $142.3 in the third quarter of 2014 and from $408.6 in the first nine months of 2013 to $424.5 in the first nine months of 2014 primarily reflected an increase in sales volumes combined with a more favourable product mix on a year-over-year basis. The remaining revenues and expenses included in the Other reporting segment were comprised of the revenues and expenses of William Ashley, Sporting Life, Praktiker (acquired on June 5, 2014), The Keg (acquired on February 4, 2014), Prime Restaurants (acquired on January 10, 2012 and subsequently sold on October 31, 2013), Thomas Cook India, IKYA (acquired on May 14, 2013) and Sterling Resorts (consolidated since September 3, 2014).

Interest and Dividends and Net Gains (Losses) on Investments

An analysis of consolidated interest and dividend income and net gains (losses) on investments is presented in the Investments section of this MD&A.

Interest Expense

Consolidated interest expense decreased from $53.4 in the third quarter of 2013 to $52.5 in the third quarter of 2014 and from $159.9 in the first nine months of 2013 to $153.3 in the first nine months of 2014, reflecting the repayment on November 1, 2013 of $182.9 principal amount of OdysseyRe unsecured senior notes upon maturity and the favourable impact of foreign currency translation on the interest expense of the company's Canadian dollar denominated long term debt, partially offset by the issuance on August 13, 2014 of $300.0 principal amount of unsecured senior notes due 2024, the consolidation of the subsidiary indebtedness and long term debt of American Safety, IKYA and The Keg and higher subsidiary indebtedness and long term debt of Thomas Cook India year-over-year. The decrease in the first nine months of 2014 also reflected the repurchase in the first quarter of 2013 of $48.4 principal amount of Fairfax unsecured senior notes due 2017.

Consolidated interest expense was comprised as follows:

	Third quarter		First nine months
	2014	2013	2014	2013
Fairfax	43.6	42.8	127.1	129.4
Crum & Forster	0.4	0.4	1.1	1.1
Zenith National	0.8	0.8	2.5	2.5
OdysseyRe	3.2	6.7	9.5	20.4
Advent	1.1	1.1	3.2	3.2
Runoff	0.3	—	0.8	—
Other	3.1	1.6	9.1	3.3
	52.5	53.4	153.3	159.9

Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies and loss on repurchase of long term debt, net of the company's investment management and administration fees and the investment income earned on holding company cash and investments.

	Third quarter		First nine months
	2014	2013	2014	2013
Fairfax corporate overhead	19.8	26.3	65.6	69.6
Subsidiary holding companies' corporate overhead	32.7	46.0	60.6	79.8
Holding company interest and dividends	5.1	6.1	24.4	17.5
Investment management and administration fees	(16.4)	(16.4)	(64.4)	(69.9)
Loss on repurchase of long term debt	—	—	0.1	3.4
	41.2	62.0	86.3	100.4

Fairfax holding companies' corporate overhead decreased from $26.3 in the third quarter of 2013 to $19.8 in the third quarter of 2014 (decreased from $69.6 in the first nine months of 2013 to $65.6 in the first nine months of 2014) primarily as a result of lower compensation expenses and legal fees and one-time expenses incurred in 2013 related to the acquisitions of American Safety and Hartville.

Subsidiary holding companies' corporate overhead decreased from $46.0 in the third quarter of 2013 to $32.7 in the third quarter of 2014 (decreased from $79.8 in the first nine months of 2013 to $60.6 in the first nine months of 2014), primarily as a result of a non-recurring charge of $31.2 incurred at Northbridge in 2013 related to redundant software development costs, partially offset by higher restructuring costs and charitable donations.

Total return swap expense ($9.5 and $24.5 in the third quarter and first nine months of 2014 respectively and $9.4 and $26.8 in the third quarter and first nine months of 2013 respectively) is reported as a component of interest and dividend income. Holding company interest and dividends also included share of profit of associates of $3.3 in the third quarter of 2014 and share of loss of associates of $6.4 in the first nine months of 2014 (share of profit of associates of $3.0 and $5.0 in the third quarter and first nine months of 2013 respectively). Prior to giving effect to the impacts of total return swap expense and share of profit (loss) of associates, interest and dividend income on holding company cash and investments increased from $0.3 and $4.3 in the third quarter and first nine months of 2013 respectively to $1.1 and $6.5 in the third quarter and first nine months of 2014.

Investment management and administration fees in the third quarter of 2014 remained consistent with the third quarter of 2013. Investment management and administration fees decreased from $69.9 in the first nine months of 2013 to $64.4 in the first nine months of 2014 primarily as a result of adjustments to the fees in respect of the prior year.

Net gains (losses) on investments attributable to the corporate and other reporting segment was comprised as follows:

	Third quarter		First nine months
	2014	2013	2014	2013
Equity and equity-related holdings	(1.8)	44.3	50.8	91.4
Equity hedges	12.0	(125.8)	(62.9)	(27.8)
Bonds	(2.0)	2.8	14.4	4.2
Foreign currency	1.0	2.1	(8.5)	(3.1)
Gain on disposition of associates	—	—	0.7	12.1
Other	13.5	(2.2)	6.9	21.5
Net gains (losses) on investments	22.7	(78.8)	1.4	98.3

Income Taxes

The $140.9 and $632.0 provision for income taxes in the third quarter and first nine months of 2014 respectively differed from the provision for income taxes that would be determined by applying the company’s Canadian statutory income tax rate of 26.5% to the company's earnings before income taxes primarily as a result of non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada), recoveries relating to prior years due to the completion of income tax audits and income earned in jurisdictions where the corporate income tax rate is higher than the company’s Canadian statutory income tax rate.
The $211.5 and $413.0 recovery of income taxes in the third quarter and first nine months of 2013 respectively differed from the recovery of income taxes that would be determined by applying the company’s Canadian statutory income tax rate of 26.5% to loss before income taxes primarily as a result of non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada), losses incurred in jurisdictions where the corporate income tax rate is higher than the company’s Canadian statutory income tax rate, partially offset by unrecorded income tax losses and temporary differences.

Consolidated Balance Sheet Summary

Holding company cash and investments increased to $1,443.2 ($1,438.9 net of $4.3 of holding company short sale and derivative obligations) at September 30, 2014 from $1,296.7 at December 31, 2013 ($1,241.6 net of $55.1 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during the first nine months of 2014 are as set out in the Financial Condition section of this MD&A under the heading Liquidity.
Insurance contract receivables increased by $234.6 to $2,251.6 at September 30, 2014 from $2,017.0 at December 31, 2013 primarily as a result of increased premiums receivable reflecting the timing of policy renewals at OdysseyRe (principally related to its U.S. crop business), Fairfax Brasil and Zenith National, partially offset by decreased premiums receivable at Runoff (collection in the first quarter of 2014 of commutation proceeds receivable at December 31, 2013).
Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $25,546.3 at September 30, 2014 ($25,500.4 net of subsidiary short sale and derivative obligations) compared to an aggregate carrying value at December 31, 2013 of $23,833.3 ($23,620.0 net of subsidiary short sale and derivative obligations). The increase of $1,880.4 in the aggregate carrying value of portfolio investments (net of subsidiary short sale and derivative obligations) at September 30, 2014 compared to December 31, 2013 generally reflected net unrealized appreciation of bonds and common stocks in addition to the specific factors which caused movements in portfolio investments as discussed in the subsequent paragraphs.
Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $1,612.9 primarily reflecting cash used to fund net purchases of other government bonds and other common stocks, net settlements of long and short equity and equity index total return swaps in accordance with their reset provisions and acquisitions of certain investments in associates (net of dispositions), and to enter into CPI-linked derivative contracts.
Bonds (including bonds pledged for short sale derivative obligations) increased by $1,475.6 primarily reflecting net unrealized appreciation (principally related to bonds issued by U.S. states and municipalities and the U.S. government) and net purchases of other government bonds.
Common stocks increased by $1,310.7 primarily reflecting net unrealized appreciation and net purchases of other common stocks.
Investments in associates increased by $381.6 primarily reflecting investments in AgriCo and additional investments in Eurobank Properties (renamed Grivalia Properties REIC ("Grivalia Properties") on October 15, 2014) and Thai Re, partially offset by the sale of the company's investments in MEGA Brands and a KWF LP.
Derivatives and other invested assets net of short sale and derivative obligations increased by $416.3 primarily reflecting higher receivables from counterparties to the company’s short equity and equity index total return swaps (excluding the impact of collateral requirements) and net unrealized gains on foreign currency contracts.
Recoverable from reinsurers decreased by $590.7 to $4,384.0 at September 30, 2014 from $4,974.7 at December 31, 2013 primarily reflecting Runoff's continued progress reducing its recoverable from reinsurers (through normal cession and collection activity and commutations including the commutation of a reinsurance recoverable from the Brit Group with a carrying value of $312.7) and the impacts on the recoverable from reinsurers at Northbridge of the strengthening of the U.S. dollar relative to the Canadian dollar and favourable prior year reserve development ceded to reinsurers, partially offset by increased recoverable from reinsurer balances at Fairfax Brasil and Fairfax Asia reflecting increased business volumes.
Deferred income taxes decreased by $555.0 to $460.0 at September 30, 2014 from $1,015.0 at December 31, 2013 primarily due to realized and unrealized investment gains in the U.S.
Other assets increased by $159.3 to $1,207.2 at September 30, 2014 from $1,047.9 at December 31, 2013 primarily as a result of the consolidation of The Keg, Sterling Resorts and Praktiker, partially offset by decreased income taxes refundable reflecting operating income earned in the first nine months of 2014 (principally at Northbridge and OdysseyRe).
Provision for losses and loss adjustment expenses decreased by $870.8 to $18,342.0 at September 30, 2014 from $19,212.8 at December 31, 2013 primarily reflecting Runoff's continued progress settling its claim liabilities, the impact on loss reserves of the strengthening of the U.S. dollar relative to the Canadian dollar (principally at Northbridge), the Euro and the British Pound Sterling (principally at OdysseyRe and Runoff), and favourable prior year reserve development at OdysseyRe and Northbridge, partially offset by the impact of the Everest Re reinsurance transaction at Runoff and increased claim liabilities at Fairfax Asia (reflecting increased business volumes).
Non-controlling interests increased by $56.3 to $163.7 at September 30, 2014 from $107.4 at December 31, 2013 principally as a result of the consolidation of Sterling Resorts during the third quarter of 2014, the acquisition of The Keg during the first quarter of 2014 and net earnings attributable to the non-controlling interests, partially offset by dividends paid to non-controlling shareholders.

Investments
Interest and Dividends
Consolidated interest and dividend income increased from $61.2 in the third quarter of 2013 to $73.8 in the third quarter of 2014, reflecting lower total return swap expense and a modest increase in interest income earned. Consolidated interest and dividend income increased from $272.8 in the first nine months of 2013 to $284.4 in the first nine months of 2014, reflecting an increase in interest income earned and lower total return swap expense, partially offset by lower dividends earned on common stocks as a result of sales of dividend paying equities during 2013. Total return swap expense decreased from $66.3 and $136.3 in the third quarter and first nine months of 2013 respectively, to $57.6 and $120.4 in the third quarter and first nine months of 2014 respectively, reflecting lower total return swap expense incurred following the termination in 2013 of a portion of the company's Russell 2000 and all of its S&P 500 equity index total return swaps, partially offset by lower total return swap income earned in the third quarter and first nine months of 2014 (the company had also terminated a significant portion of its long equity total return swaps in 2013).
The share of profit of associates increased from $20.2 and $66.3 in the third quarter and first nine months of 2013 respectively to $46.6 and $90.0 in the third quarter and first nine months of 2014 respectively. The increase in the third quarter and first nine months of 2014 primarily reflected improvement in the shares of profit of ICICI Lombard, Resolute and Grivalia Properties year-over-year.

Net Gains (Losses) on Investments
Net gains (losses) on investments for the three and nine months ended September 30, 2014 and 2013 were comprised as shown in the following table:

	Third quarter
	2014				2013
	Net realized gains (losses)	Net change in unrealized gains (losses)		Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	6.3	48.6		54.9	256.0	(23.6)	232.4
Preferred stocks - convertible	—	(107.8)		(107.8)	—	43.8	43.8
Bonds - convertible	—	(1.2)		(1.2)	—	49.5	49.5
Gain on disposition of associate	0.3	—		0.3	—	—	—
Other equity derivatives(1)(2)	—	2.2		2.2	—	12.9	12.9
Equity and equity-related holdings	6.6	(58.2)		(51.6)	256.0	82.6	338.6
Equity hedges(2)	—	367.2		367.2	(577.0)	(239.4)	(816.4)
Equity and equity-related holdings after equity hedges	6.6	309.0		315.6	(321.0)	(156.8)	(477.8)
Bonds	12.6	55.9		68.5	2.6	(215.4)	(212.8)
Preferred stocks	(0.2)	(14.3)		(14.5)	(1.2)	(13.4)	(14.6)
CPI-linked derivatives	—	(14.1)		(14.1)	—	(63.7)	(63.7)
Other derivatives	(0.7)	20.6		19.9	(14.3)	(27.5)	(41.8)
Foreign currency	(2.9)	79.2		76.3	7.0	(32.1)	(25.1)
Other	0.8	41.2	(3)	42.0	0.7	6.5	7.2
Net gains (losses) on investments	16.2	477.5		493.7	(326.2)	(502.4)	(828.6)

Net gains (losses) on bonds is comprised as follows:
Government bonds	11.6	30.2		41.8	1.1	(39.8)	(38.7)
U.S. states and municipalities	—	24.2		24.2	1.1	(160.8)	(159.7)
Corporate and other	1.0	1.5		2.5	0.4	(14.8)	(14.4)
	12.6	55.9		68.5	2.6	(215.4)	(212.8)

(1)	Other equity derivatives include long equity total return swaps and equity warrants.

(2)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

(3)
During the third quarter of 2014 Thomas Cook India increased its ownership interest in Sterling Resorts to 55.1% and ceased applying the equity method of accounting, resulting in a non-cash gain of $41.2 in the consolidated statement of earnings.

	First nine months
	2014				2013
	Net realized gains (losses)	Net change in unrealized gains (losses)		Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	464.8	158.9		623.7	403.0	299.4	702.4
Preferred stocks - convertible	—	(33.2)		(33.2)	—	22.6	22.6
Bonds - convertible	33.4	97.8		131.2	12.8	(12.6)	0.2
Gain on disposition of associates(1)	37.1	—		37.1	130.2	—	130.2
Other equity derivatives(2) (3)	184.6	(13.3)		171.3	32.4	219.9	252.3
Equity and equity-related holdings	719.9	210.2		930.1	578.4	529.3	1,107.7
Equity hedges(3)	13.0	95.0		108.0	(611.5)	(797.9)	(1,409.4)
Equity and equity-related holdings after equity hedges	732.9	305.2		1,038.1	(33.1)	(268.6)	(301.7)
Bonds	13.3	911.7		925.0	63.1	(890.7)	(827.6)
Preferred stocks	1.8	(28.1)		(26.3)	(1.2)	(19.6)	(20.8)
CPI-linked derivatives	—	(98.7)		(98.7)	—	(112.5)	(112.5)
Other derivatives	(3.0)	(12.3)		(15.3)	(0.2)	(23.5)	(23.7)
Foreign currency	(7.0)	52.2		45.2	(19.7)	69.3	49.6
Other	(0.5)	41.3	(4)	40.8	1.6	0.2	1.8
Net gains (losses) on investments	737.5	1,171.3		1,908.8	10.5	(1,245.4)	(1,234.9)

Net gains (losses) on bonds is comprised as follows:
Government bonds	2.9	345.1		348.0	36.4	(246.9)	(210.5)
U.S. states and municipalities	5.8	542.4		548.2	15.4	(610.8)	(595.4)
Corporate and other	4.6	24.2		28.8	11.3	(33.0)	(21.7)
	13.3	911.7		925.0	63.1	(890.7)	(827.6)

(1)
The gain on disposition of associates of $37.1 in the first nine months of 2014 principally reflected the dispositions of the company's investments in MEGA Brands and a KWF LP. The gain on disposition of associates of $130.2 in the first nine months of 2013 reflected the sales of the company's investments in The Brick ($111.9), a private company ($12.1) and Imvescor ($6.2).

(2)	Other equity derivatives include long equity total return swaps, equity warrants and call options.

(3)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

(4)
During the third quarter of 2014 Thomas Cook India increased its ownership interest in Sterling Resorts to 55.1% and ceased applying the equity method of accounting, resulting in a non-cash gain of $41.2 in the consolidated statement of earnings.

Equity and equity-related holdings after equity hedges: The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings. The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index, the S&P/TSX 60 index, other equity indexes and certain individual equity securities. The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equity indexes and individual equities as set out in the table below.
At September 30, 2014 equity hedges with a notional amount of $6,441.5 (December 31, 2013 - $6,327.4) represented 79.2% (December 31, 2013 - 98.2%) of the company’s equity and equity-related holdings of $8,128.7 (December 31, 2013 - $6,442.6). The hedge ratio decreased from 98.2% at December 31, 2013 because of appreciation, and net purchases, of equity and equity-related securities while the equity hedges remained the same.

There may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company’s equity price risk exposure as a result of the timing of opportunities to exit and enter hedges at attractive prices, decisions by the company to hedge an amount less than the company’s full equity exposure or, on a temporary basis, as a result of non-correlated performance of the equity hedges relative to the equity and equity-related holdings. The company’s risk management objective is for the equity hedges to be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur. However, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company’s hedging program related to equity price risk. Refer to note 16 (Financial Risk Management) under the heading Market Price Fluctuations in the company’s interim consolidated financial statements for the three and nine months ended September 30, 2014, for a tabular analysis followed by a discussion of the company’s hedges of equity price risk and the related basis risk.

	September 30, 2014				December 31, 2013
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000	37,424,319	2,477.2	661.92	1,101.68	37,424,319	2,477.2	661.92	1,163.64
S&P/TSX 60	13,044,000	206.1	641.12	864.24	13,044,000	206.1	641.12	783.75
Other equity indices	—	140.0	—	—	—	140.0	—	—
Individual equities	—	1,551.3	—	—	—	1,481.8	—	—

(1)    The aggregate notional amounts on the dates that the short positions were first initiated.
Bonds: Net gains on bonds of $68.5 and $925.0 in the third quarter and first nine months of 2014 respectively were primarily comprised of net mark-to-market gains principally as a result of the effect of a decrease in interest rates during the third quarter and first nine months of 2014 on U.S. treasury bonds ($51.2 and $269.9 in the third quarter and first nine months of 2014 respectively) and U.S. state and municipal bonds ($24.2 and $541.2 in the third quarter and first nine months of 2014 respectively). The company recorded net losses on bonds of $212.8 and $827.6 in the third quarter and first nine months of 2013.

CPI-linked derivatives: The company has purchased derivative contracts referenced to consumer price indexes (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At September 30, 2014 these contracts have a remaining weighted average life of 7.5 years (December 31, 2013 - 7.5 years), a notional amount of $108.0 billion (December 31, 2013 - $82.9 billion) and a fair value of $110.4 (December 31, 2013 - $131.7). The company’s CPI-linked derivative contracts produced unrealized losses of $14.1 and $98.7 in the third quarter and first nine months of 2014 respectively, compared to unrealized losses of $63.7 and $112.5 in the third quarter and first nine months of 2013 respectively. Unrealized losses on CPI-linked derivative contracts typically reflect increases in the values of the CPI indexes underlying those contracts during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).

During the third quarter and first nine months of 2014 the company entered into CPI-linked derivative contracts with notional amounts of $8,000.0 and $29,854.2 respectively (2013 - $4,650.0 and $31,677.7 respectively) at a cost of $22.0 and $99.5 respectively (2013 - $15.3 and $98.0 respectively). Additional premiums of $18.9 were paid in the first quarter of 2013 to increase the strike price of certain CPI-linked derivative contracts (primarily the U.S. CPI-linked derivatives). Refer to the analysis in note 7 (Short Sales and Derivatives) under the heading CPI-linked derivative contracts in the company’s interim consolidated financial statements for the three and nine months ended September 30, 2014 for a discussion of the company’s economic hedge against the potential adverse financial impact of decreasing price levels.

Financial Risk Management

There were no significant changes in the types of the company’s risk exposures or the processes used by the company for managing those risk exposures at September 30, 2014 compared to those identified at December 31, 2013 and disclosed in the company’s 2013 Annual Report other than as outlined in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three and nine months ended September 30, 2014.

Financial Condition

Capital Resources and Management
The company manages its capital based on the following financial measurements and ratios:

	September 30, 2014	December 31, 2013
Holding company cash and investments (net of short sale and derivative obligations)	1,438.9	1,241.6

Long term debt – holding company borrowings	2,705.1	2,491.0
Long term debt – insurance and reinsurance companies	458.6	459.5
Subsidiary indebtedness - non-insurance companies	52.1	25.8
Long term debt – non-insurance companies	103.6	18.2
Total debt	3,319.4	2,994.5

Net debt	1,880.5	1,752.9

Common shareholders’ equity	8,553.9	7,186.7
Preferred stock	1,166.3	1,166.4
Non-controlling interests	163.7	107.4
Total equity	9,883.9	8,460.5

Net debt/total equity	19.0%	20.7%
Net debt/net total capital(1)	16.0%	17.2%
Total debt/total capital(2)	25.1%	26.1%
Interest coverage(3)	15.7x	n/a
Interest and preferred share dividend distribution coverage(4)	11.4x	n/a

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company's Canadian statutory income tax rate.

Holding company borrowings at September 30, 2014 increased by $214.1 to $2,705.1 from $2,491.0 at December 31, 2013 primarily reflecting the issuance on August 13, 2014 of $300.0 principal amount of holding company unsecured senior notes due 2024, partially offset by the impact of foreign currency translation on the company's Canadian dollar denominated long term debt and the repurchase of $7.0 principal amount of trust preferred securities due 2027.

Subsidiary debt (comprised of long term debt of the insurance and reinsurance companies, subsidiary indebtedness and long term debt of the non-insurance companies) at September 30, 2014 increased by $110.8 to $614.3 from $503.5 at December 31, 2013, primarily reflecting the consolidation of the subsidiary indebtedness and long term debt of The Keg and higher subsidiary indebtedness at Ridley and Thomas Cook India.

Common shareholders' equity at September 30, 2014 increased by $1,367.2 to $8,553.9 from $7,186.7 at December 31, 2013 primarily as a result of net earnings attributable to shareholders of Fairfax ($1,609.5) and increased accumulated other comprehensive income (an increase of $19.0 in the first nine months of 2014 primarily related to the share of gains on defined benefit plans of associates, partially offset by the share of other comprehensive loss of associates and net unrealized foreign currency translation losses), partially offset by the payment of dividends on the company's common and preferred shares ($259.0).
The changes in holding company borrowings, subsidiary debt and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio decreased to 16.0% at September 30, 2014 from 17.2% at December 31, 2013 primarily as a result of increases in net total capital, partially offset by increases in net debt. The increase in net debt was due to an increase in total debt (primarily increased holding company borrowings and subsidiary debt as described above), partially offset by an increase in holding company cash and investments (net of short sale and derivative obligations). The increase in net total capital was due to increased common shareholders' equity and increased net debt. The consolidated total debt/total capital ratio decreased to 25.1% at September 30, 2014 from 26.1% at December 31, 2013 primarily as a result of increased total capital (reflecting increases in common shareholders' equity, total debt and non-controlling interests), partially offset by increased total debt (primarily increased holding company borrowings and subsidiary debt as described above).

Liquidity
Holding company cash and investments at September 30, 2014 totaled $1,443.2 ($1,438.9 net of $4.3 of holding company short sale and derivative obligations) compared to $1,296.7 at December 31, 2013 ($1,241.6 net of $55.1 of holding company short sale and derivative obligations).
Significant cash and investment movements at the Fairfax holding company level during the first nine months of 2014 included the following outflows: the payment of $259.0 of common and preferred share dividends, the payment of $99.1 of interest on long term debt, the payment of $165.6 of net cash with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements), cash purchase consideration of $28.6 (€21.0 million) related to the acquisition of Praktiker and intra-group and capital transactions. Significant inflows during the first nine months of 2014 included the following: net proceeds of $294.2 from the issuance of $300.0 principal amount of 4.875% senior notes due August 13, 2024, the receipt of corporate income tax refunds ($55.4) and the receipt of dividends from OdysseyRe ($100.0). The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements associated with corporate overhead expenses and costs in connection with the repurchase of subordinate voting shares for treasury. The carrying values of holding company investments vary with changes in the fair values of those securities.
The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at September 30, 2014 of $1,438.9 provides adequate liquidity to meet the holding company’s remaining known obligations in 2014. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $300.0 unsecured revolving credit facility (for further details related to the credit facility, refer to note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2013 in the company’s 2013 Annual Report). The holding company's remaining known significant commitments for 2014 consist of Pethealth purchase consideration of approximately $90 (Cdn$100) expected to be paid in November 2014, interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts (described below). The company intends to use the net proceeds received from the August 13, 2014 issuance of $300.0 principal amount of 4.875% senior notes due 2024 to fund repayment, upon maturity, of the Fairfax and OdysseyRe unsecured senior notes due in 2015, and redeem in the fourth quarter of 2014 the $50.0 principal amount of OdysseyRe Series B unsecured senior notes due 2016 and the $21.5 principal amount of American Safety trust preferred securities due 2035.
The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the third quarter and first nine months of 2014 the holding company paid net cash of $89.1 and $165.6 respectively (2013 - paid net cash of $42.2 and received net cash of $2.5 respectively) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).
During the third quarter and first nine months of 2014 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $1,612.9 primarily reflecting cash used to fund net purchases of other government bonds and other common stocks, net settlements of long and short equity and equity index total return swaps in accordance with their reset provisions and acquisitions of certain investments in associates (net of dispositions), and to enter into CPI-linked derivative contracts. The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the third quarter and first nine months of 2014 the insurance and reinsurance subsidiaries paid net cash of $80.9 and $65.6 respectively (2013 - paid net cash of $541.0 and $1,207.6 respectively) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swaps may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps.

The following table presents major components of cash flow for the nine months ended September 30:

	First nine months
	2014	2013
Operating activities
Cash provided by (used in) operating activities before the undernoted	445.8	(215.1)
Net (purchases) sales of securities classified as at FVTPL	(536.8)	914.4
Investing activities
Net (purchases) sales of investments in associates and joint ventures	(179.0)	98.2
Net purchases of subsidiaries, net of cash acquired	(109.8)	(75.3)
Net purchases of premises and equipment and intangible assets	(43.1)	(36.2)
Financing activities
Net (repayment) issuance of subsidiary indebtedness	31.5	(10.8)
Issuance of long term debt	294.2	278.1
Repurchase of holding company and subsidiary debt and securities	(12.7)	(53.9)
Repurchase of preferred shares	(0.1)	—
Purchase of subordinate voting shares for treasury	(20.9)	(11.7)
Issuance of subsidiary common shares to non-controlling interests	—	32.9
Common and preferred share dividends paid	(259.0)	(251.5)
Dividends paid to non-controlling interests	(6.6)	(6.4)
Increase (decrease) in cash, cash equivalents and bank overdrafts during the period	(396.5)	662.7
Cash provided by operating activities (excluding net (purchases) sales of securities classified as at FVTPL) was $445.8 in the first nine months of 2014 compared to cash used in operating activities of $215.1 in the first nine months of 2013 reflecting lower net paid losses, partially offset by lower net premiums collected and higher income taxes paid. Refer to note 19 (Supplementary Cash Flow Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2014 for details of net (purchases) sales of securities classified as at FVTPL.
Net purchases of investments in associates and joint ventures of $179.0 in the first nine months of 2014 primarily reflected investments in AgriCo and Sterling Resorts and additional investments in Grivalia Properties and Thai Re, partially offset by the sale of the company's investments in MEGA Brands and a KWF LP. Net sales of investments in associates and joint ventures of $98.2 in the first nine months of 2013 primarily reflected the sales of the company's investments in The Brick, Imvescor and certain limited partnerships, partially offset by additional investments in MEGA Brands and Resolute. Net purchases of subsidiaries, net of cash acquired of $109.8 in the first nine months of 2014 primarily related to the acquisition of a 51.0% interest in The Keg, the acquisition of Praktiker and the additional controlling interest in Sterling Resorts. Net purchases of subsidiaries, net of cash acquired of $75.3 in the first nine months of 2013 primarily related to the acquisition of a 58.0% economic interest in IKYA and the acquisition of Hartville.
Net repayment (issuance) of subsidiary indebtedness in the first nine months of 2014 and 2013 primarily reflected advances and repayments of the subsidiary indebtedness of Ridley and Thomas Cook India in the normal course of business. Issuance of long term debt of $294.2 in the first nine months of 2014 reflected net proceeds from the issuance of $300.0 principal amount of Fairfax (US) Inc. 4.875% senior notes due August 13, 2024. Issuance of long term debt of $278.1 in the first nine months of 2013 reflected net proceeds from the issuance of Cdn$250.0 principal amount of Fairfax 5.84% unsecured senior notes due 2022 for net proceeds of $259.9 (Cdn$258.1) and net proceeds received by Thomas Cook India following the issuance of $18.3 (1 billion Indian rupees) principal amount of its debentures due 2018. Repurchase of holding company and subsidiary debt and securities of $12.7 in the first nine months of 2014 primarily reflected the repurchase of $7.0 principal amount of holding company trust preferred securities due 2027. Repurchase of holding company and subsidiary debt and securities of $53.9 in the first nine months of 2013 primarily reflected the repurchase and redemption of Fairfax unsecured senior notes due 2017. Issuance of subsidiary common shares to non-controlling interests of $32.9 in the first nine months of 2013 reflected the private placement of Thomas Cook India common shares with qualified institutional buyers to partially fund the acquisition of IKYA. The company paid preferred share dividends of $43.3 in the first nine months of 2014 (2013 - $46.0). The company paid common share dividends of $215.7 in the first nine months of 2014 (2013 - $205.5).
Book Value Per Share

Common shareholders’ equity at September 30, 2014 was $8,553.9 or $403.76 per basic share (excluding the unrecorded $356.3 excess of fair value over the carrying value of investments in associates) compared to $7,186.7 or $339.00 per basic share (excluding the unrecorded $382.5 excess of fair value over the carrying value of investments in associates) at December 31, 2013 representing an increase per basic share in the first nine months of 2014 of 19.1% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2014, or an increase of 22.1% adjusted to include that dividend). During the first nine months of 2014, the number of basic shares decreased primarily as a result of the repurchase of 14,595 subordinate voting shares for treasury (for use in the company’s share-based payment awards). At September 30, 2014 there were 21,185,399 common shares effectively outstanding.

On September 26, 2014 the company commenced its normal course issuer bid by which it is authorized, until expiry of the bid on September 25, 2015, to acquire up to 800,000 subordinate voting shares, and cumulative five-year rate reset preferred shares as follows: 999,900 Series C shares; 800,000 Series E shares; 1,000,000 Series G shares; 1,200,000 Series I shares; and 950,000 Series K shares; representing approximately 3.9% of the public float in respect of the subordinate voting shares and 10% of the public float in respect of each series of preferred shares. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth.

Contingencies and Commitments

For a full description of these matters, please see note 14 (Contingencies and Commitments) to the interim consolidated financial statements for the three and nine months ended September 30, 2014.

Comparative Quarterly Data (unaudited)

	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012(1)
Revenue	2,654.2	2,407.5	2,882.5	1,683.7	1,120.8	1,355.8	1,784.6	2,764.2
Net earnings (loss)	475.0	366.4	785.0	(1.8)	(569.1)	(156.9)	163.3	406.4
Net earnings (loss) attributable to shareholders of Fairfax	461.2	363.7	784.6	(5.5)	(571.7)	(157.8)	161.6	402.4
Net earnings (loss) per share	$21.10	$16.47	$36.35	$(0.98)	$(29.02)	$(8.55)	$7.22	$19.05
Net earnings (loss) per diluted share	$20.68	$16.15	$35.72	$(0.98)	$(29.02)	$(8.55)	$7.12	$18.82

(1)
2012 results reflect the retrospective adoption on January 1, 2013 of amendments to IAS 19 Employee Benefits as described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2013.

Operating results at the company’s insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes as in 2012, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.